3/8

04024489

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gene Medix plc

*CURRENT ADDRESS Rosalind Franklin House
Fordham Road, New Market
CB8 7XN England

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 34784 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4-21-04

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GeneMedix

GeneMedix plc
Annual Report
and Accounts

for the year ended
30 November 2002



Contents

Operational Summary



In the 12 months to 30 November 2002, GeneMedix continued to make significant progress with its product development programmes and its manufacturing and distribution infrastructure. We completed the fit-out of a mammalian cell manufacturing plant in Ireland and finalised a Joint Development Agreement with SkyePharma to produce a sustained release interferon-alfa, important for the treatment of hepatitis B and C.

Moreover, continued progress was achieved in our development programmes for erythropoietin (EPO), interferon-alfa (IFN-α) and synthetic human insulin. The Company has filed three international patents utilising technology licensed from our partner, the Shanghai Institute of Biochemistry and Cell Biology (IBCB), and made a patent application for a fast acting insulin analogue. We launched our first product, granulocyte macrophage-colony stimulating factor (GM-CSF), under the trade name Neustim™, into the Chinese market.

These developments fit with our strategy to develop a range of high value, therapeutic proteins that are comparable to products already marketed, and bring them to the global marketplace, with a particular emphasis on the lucrative European territories. Our approach is to construct cost-effective manufacturing facilities built and run to international pharmaceutical standards, utilising technology developed by our corporate partners, IBCB. Our strategy is also to develop second-generation products using innovative formulations of our proteins, allowing us to build sustainable growth in the global marketplace.

We intend to maximise market opportunities by developing a range of these second-generation proteins to compete with new formulations being launched by the innovator companies. This process commenced with the Joint Development Agreement we have in place with SkyePharma to develop a slow release interferon-alfa product and we shall continue to broaden our product portfolio by in-licensing additional proteins. It is also our intention to participate in the establishment of additional joint venture manufacturing plants in Asia and Europe to produce these products. Whilst these activities were not in our original business plan, we believe that by developing these products we shall be building a Company with the ability to meet long term market needs, and the potential to provide real benefits for shareholders.

Whilst GM-CSF was never seen as a major product for the Company, since its launch into the Chinese market we have seen a great deal of competition from the more popular granulocyte-colony stimulating factor (G-CSF). We have also witnessed significant price erosion for this product and some of the other biopharmaceuticals in both the Chinese and Indian markets, due to oversupply of locally produced product. We believe that the most effective way of obtaining realistic pricing for this high quality product in most markets is to enter with a Western registered version, although we are still exploring opportunistic revenues in certain markets.

Manufacturing

The Company has constructed a state-of-the-art mammalian fermentation facility in Ireland, which was formally opened in June 2002. Commissioning and validation procedures are well underway and the process development of its first mammalian cell derived product, EPO, is nearing completion, ready for transfer into this facility by mid 2003. We have also gained access to a microbial fermentation plant through our recently announced collaboration with Antibioticos (see below).

We entered into an important Manufacturing Agreement with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products. Under the Manufacturing Agreement, Gland will use its specialised manufacturing operations to provide product in presentations such as pre-filled syringes, initially for the Asian market but then for the global market, as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies. Preparations for Gland to manufacture the Company's products are progressing well. Under an additional Sales and Distribution Agreement with Gland, we added India to the territories covered by the Company's commercial collaborations, which already included China and the ASEAN territories.

Product Development

Development of the Company's other biopharmaceutical products from multiple sources has continued to be a high priority for GeneMedix. The process development of interferon-alfa-2b for our own comparative product and for new product development has progressed steadily, and we expect to announce significant steps in accessing a facility to supply human insulin, which is in particularly short supply in Asia.



It has always been the Company's stated objective to develop innovative formulations of its recombinant proteins to allow it to compete more successfully against second-generation therapeutic proteins, especially in Europe and the US. To this end, in July 2002 the Company announced a collaboration with SkyePharma (LSE: SKP; Nasdaq: SKYE) for the development of an extended release formulation of interferon alfa-2b using SkyePharma's proven DepoFoam™ injectable drug delivery technology.

Therapeutic proteins are usually degraded rapidly inside the body. SkyePharma's proven DepoFoam™ extended release injectable technology, combined with GeneMedix's recombinant interferon alfa-2b, has the potential to deliver therapeutic doses of the protein in a controlled manner for a period of up to 28 days from a single injection. This would represent a considerable benefit to patients with hepatitis C, whose current treatment may require injection of interferon alfa-2b every few days. This collaboration is very exciting for GeneMedix, as the Company has gained access to a project that has already shown promising early results, and uses a combination of two proven technologies.

We are also aggressively pursuing our stated aim of adding additional therapeutic proteins to our existing portfolio, and are looking to access additional manufacturing facilities in Europe and Asia.

Regulatory Submissions

We have been in discussions with regulatory authorities in China, India and Malaysia, and have established the regulatory requirements for gaining product approvals in these territories.

We are continuing to work proactively with the regulatory authorities and through the European Generic medicines Association (EGA) to establish the regulatory approval process for our products within the European Union, and have been formulating a robust clinical strategy which we believe will provide scientific evidence that our products are comparable to those already marketed. Whilst the European regulatory authorities have not yet provided a definitive process for the approval of comparable biopharmaceuticals, we strongly believe that the dossiers we submit will clearly demonstrate comparability with the innovator product.

Post period event – collaboration with Antibioticos

We were pleased to announce that in Feburary 2003 we gained exclusive access, through a collaboration with Antibioticos Group of Milan, Italy, to three exciting new proteins – interferon-beta (IFN-β), granulocyte-colony stimulating factor (G-CSF) and human growth hormone (HGH) – and have agreed to take a minority share in a European manufacturing facility.

IFN-β is widely used for the treatment of the "relapsing–remitting" form of multiple sclerosis, this being characterized by alternating acute episodes and partial or complete recovery. Interferon-beta is produced using mammalian fermentation and market leaders include Biogen, Serono and Schering AG. GeneMedix will use its expertise in process development of mammalian cultures to produce an industrial scale process from the cell lines acquired.

G-CSF is a potent stimulator of bone marrow cells, especially those of neutrophil lineage, and may be marketed alongside Neustim™ (GeneMedix GM-CSF) product. It is widely used following chemotherapy used in cancer treatment. The worldwide market is currently dominated by Amgen (filgrastim).

HGH is used for the treatment of short stature in adults and children – Pharmacia, Lilly, Novo Nordisk and Serono being the main players in this market.

The global market for the three new products exceeds $4 billion. Antibioticos and GeneMedix have formed a 75:25 Joint Venture and will construct a state-of-the-art bacterial fermentation facility in Leon, Spain, at a total investment of €25 million. This will be used for the contract manufacture of GeneMedix's bulk interferon-alfa, as well as the manufacture and supply of bulk G-CSF and HGH. Plant design has largely been completed and construction will commence in the next few months.

GeneMedix will satisfy its 25% contribution by making capital contributions to the Joint Venture totalling €6.25 million in a number of equal instalments in the period from mid 2003 to early 2005. GeneMedix has also issued 4% convertible loan notes, convertible into between 25 million and 33 million ordinary GeneMedix shares in late 2003 and 2004 and will make agreed royalty payments on the sales of its newly acquired proteins.

The bulk proteins will be supplied on an exclusive basis to GeneMedix, who will be responsible for the secondary manufacture, regulatory submissions and distribution of finished product, which it will do in conjunction with commercial partners.

Paul Edwards
Chief Executive Officer




GeneMedix locations
collaborations

Company profile

GeneMedix is a UK based, globally focused biopharmaceutical company, specialising in the development and manufacture of high quality, cost effective treatments for some of the world's most serious diseases. GeneMedix is working towards the development of a portfolio of recombinant therapeutic proteins, through investment in a network of manufacturing facilities worldwide.


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The strategy for GeneMedix continues to focus on commercialising a range of high quality, therapeutic proteins in markets where patents have never existed, or have expired, in order to make such products available to a wider number of patients globally.

In the long term, and in order to maintain its focus on market needs, GeneMedix will strive wherever possible to add value to the basic proteins, by developing new formulations and delivery methods or researching new indications where this shows benefit to patients.

An essential part of GeneMedix's strategy is to establish partnerships with sales and distribution companies within target markets worldwide, thereby utilising local knowledge in these markets. This will allow GeneMedix to focus on its own area of expertise, namely process development and manufacture.

Manufacturing Capability

GeneMedix continues towards its aim of establishing a global network of manufacturing sites operating to the highest international standards.

Work has continued in the Company's first manufacturing facility in Pudong, People's Republic of China, to upgrade procedures and equipment, as part of an ongoing programme to achieve international GMP standards.

In April 2002, GeneMedix entered into a Secondary Manufacturing Agreement with Gland Pharmaceuticals, one of India's leading suppliers of speciality pharmaceuticals. GeneMedix is hoping to capitalise on Gland's expertise, particularly in the area of pre-filled syringe filling, initially in the Indian and ASEAN markets and ultimately on a global basis. Gland has successfully partnered with Schering-Plough and Aventis in the Indian market, together with a number of Indian pharmaceutical companies. Under an additional Sales & Distribution Agreement, Gland will act as our local sales and marketing partner in India, utilising their extensive knowledge of the Indian market.


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June 2002 saw the formal opening of a state-of-the-art mammalian cell fermentation facility in Tullamore, Ireland. This facility will manufacture EPO, and commissioning and validation work continues, with planned transfer of the process by mid 2003.

In February 2003 (post period), GeneMedix gained access to a European microbial fermentation facility, through a collaboration with Antibioticos Group, Milan, Italy, in addition to gaining access to a number of important proteins.

Key Milestones in the Company's History

1995		Original research agreement between Dr Kim Tan and IBCB
1997		GeneMedix founded by Dr Kim Tan and Dr Hong-Hoi Ting, with IBCB as a major shareholder
1999		First external fundraising; CEO recruited
2000	January	Listed on OFEX
	June	Private fundraising round (£3.3 million)
	November	Dual listing in London and Singapore (raising £20 million)
	December	Acquisition of Shanghai GeneMedix Biotechnology Co Ltd
2001	May	Commencement of Irish manufacturing plant
	September	Worldwide commercialisation rights to IBCB technology
	October	ASEAN distribution and secondary manufacturing agreements signed
	November	Chinese distribution agreement signed
	December	First sales of Neustim™ into Chinese market
2002	April	Manufacturing, sales and distribution agreement with Gland Pharmaceuticals (India)
	June	Opening of manufacturing facility in Ireland
		Signed collaboration agreement with SkyePharma for sustained release interferon-alfa
2003	February	Collaboration announced between GeneMedix plc and Antibioticos Group
	March	Collaboration announced between GeneMedix plc and Antares Pharma Inc



Intellectual Property

The Company recognises the importance of developing a portfolio of products that includes a range of patented and unpatented molecules. Initial sales for GeneMedix will be generated from comparable therapeutic proteins, followed by sales of new formulations of comparable proteins, and then new therapeutic proteins (patented). Further, the company understands the need to establish a clear path around patent rights held by others.

Currently GeneMedix is the licensee of four patent applications filed under the Patent Cooperation Treaty (PCT), from its collaboration with IBCB.

The Company will actively continue to seek rights to the manufacture and sale of further therapeutic proteins from both commercial and academic organisations, building on the success of collaborations with IBCB and Antibioticos. In this way, GeneMedix will maintain the long-term competitiveness of its portfolio.

Products

GeneMedix has continued working on the development of the current portfolio of therapeutic proteins, and adding to its range of products via the collaboration with Antibioticos.

Neustim™ (GM-CSF)

GM-CSF is used to shorten the period of neutropenia (low white cell count) experienced by cancer patients on chemotherapy. This year has seen further consolidation of sales in China. GeneMedix received approval to conduct a clinical trial in Malaysia, which commenced in July 2002, and work continues with Indian and Malaysian partners in preparation for launch into these territories.



The worldwide market for GM-CSF is estimated to be $140 million, the US market being dominated by Schering AG (sargramostim).

Erythropoietin (EPO)

Work continues on the development programme for this product, with process development being complete, clinical production due to start shortly, and trials due to start in 2003. EPO is used to treat severe anaemia (low red blood cell count), associated with chronic renal failure and in cancer patients undergoing chemotherapy. It is estimated that some 90% of kidney dialysis patients and 60% of patients receiving chemotherapy will develop anaemia. EPO is also indicated for the treatment of anaemia in HIV patients being treated with zidovudine, and, prior to planned operations, as a way of reducing the need for blood transfusions during surgery. It is estimated that the global market for EPO is currently worth approximately $6.49 billion, being dominated by Amgen and its licensee Johnson and Johnson. A new protein, darbepoetin alfa, has been launched by Amgen, though the impact of this product on the market is yet to be shown.

Interferon alfa (IFN-α)

IFN-α is used in the treatment of hepatitis C and hepatitis B, both alone and in combination with oral antiviral agents. The market for IFN-α is estimated to be worth approximately $1.7 billion worldwide, and is growing due to the increased prevalence of both diseases and concerted efforts to improve diagnosis and treatment rates. GeneMedix plans to commence studies with IFN-α in 2003, and has entered into a collaboration with SkyePharma to develop a sustained release formulation of the protein, which it is hoped will have significant benefits over treatments currently available.



Granulocyte Colony Stimulating Factor (G-CSF)

To complement Neustim™, GeneMedix is planning to develop G-CSF, which is used in the treatment of neutropenia following chemotherapy, and acts in a more selective way than GM-CSF by stimulating the production of neutrophils only. Process development work will continue during 2003, with toxicology and clinical studies to follow. The market for G-CSF is estimated to be worth $2.2 billion worldwide, with Amgen being the major player. Amgen has developed a sustained release version of the protein filgrastim, which has been approved for use in the US and Europe. It remains to be seen how this product will impact on the marketplace.

Interferon beta (IFN-β)

IFN-β is used to treat a type of multiple sclerosis (MS) where patients have extended periods of remission interspersed with relapses and progression of the disease (relapsing-remitting). MS is one of the most common neurological disorders in young adults, and is estimated to affect over 1 million people worldwide. There is currently no cure for MS, and treatment aims to prevent relapses, and slow or halt progression of the disease. The worldwide market for IFN-β is estimated to be worth approximately $1.9 billion, the main players being Biogen, Serono and Schering AG. Teva also has a significant interest in this market with glatiramer acetate, a non-IFN-β product. GeneMedix will continue the process development work on its IFN-β protein, with plans to commence toxicology studies in 2004.

Human Growth Hormone (HGH)

Growth hormone is produced in the pituitary of healthy individuals, and has several functions in the body, including the regulation of growth. Growth hormone was one of the first human proteins to be manufactured using recombinant DNA technology, and is used primarily to treat growth hormone deficiency in children and adults. The worldwide market for human growth hormone is estimated to be worth $2 billion. Major players include Eli Lilly, Genentech, Novo Nordisk, Pharmacia and Serono. Process development on the GeneMedix HGH product will continue during 2003, with toxicology studies commencing in 2003, and clinical studies thereafter.

GeneMedix has access to the following proteins through its long-term agreement with the Shanghai Institute of Biochemistry and Cell Biology. Though some development work has been completed, GeneMedix continues to assess the potential of these products.

Interferon gamma (IFN-γ)

IFN-γ is used in the treatment of chronic granulomatous disease, a rare immunodeficiency disorder. Worldwide sales are estimated to be worth approximately $35 milion – Boehringer Ingelheim being the major supplier of this protein in Europe.

Interleukin 2 (IL-2)

IL-2 is licensed for use as part of the chemotherapy regime in the treatment of conditions such as non-Hodgkins lymphoma, acute myelogenous leukaemia, and a number of other types of cancer. Chiron is currently the major supplier of this protein, in a market estimated to be worth approximately $112 million worldwide.

Epidermal Growth Factor (EGF)

Although EGF is thought to play an important part in normal cell growth and wound healing, there are currently no licensed medical uses for this protein in Europe or the US. Various trials have been carried out, with potential use in the treatment of burns, and in conjunctivitis.

Regulatory Strategy

In line with its stated objectives, GeneMedix will initially strive to gain marketing approval in the territories where patents have expired or never existed. In Europe and the US there is currently no regulatory pathway for the approval of comparable biopharmaceuticals. The main challenge facing GeneMedix, in common with other companies developing these types of products, is to demonstrate their comparability with the innovator product. GeneMedix has been working with regulatory bodies in Europe, both in an individual capacity and as a member of the EGA, to establish the regulatory pathway and requirements necessary to register products in Europe.

Sales & Marketing Strategy


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As previously discussed, GeneMedix will actively seek sales, marketing and distribution partners with demonstrated expertise in the area of speciality biopharmaceuticals. This, combined with local knowledge of the relevant target market, will ensure that each product achieves a successful registration and launch, maximising on available sales and market share.

Currently, GeneMedix has sales and marketing agreements that cover the People's Republic of China, India and ASEAN territories. Negotiations are ongoing for other territories, including Europe, and it is expected that during the coming financial year announcements will be made regarding further agreements.


www.genemedix.com
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Board of Directors

Chairman
Dr Kim Tan, BSc, PhD, FRSM – Non-Executive



Kim is a founder of the Company, and is also the founder and an Executive Director of KS Biomedix Holdings Plc, a biotechnology company admitted to the Alternative Investment Market (AIM) of the London Stock Exchange in 1995 and to the UK Official List in 1998.

He is also Non-Executive Chairman of TranXenoGen Inc, which has developed transgenic technology to produce human proteins in chickens' eggs and was admitted to AIM in 2000. He is the author of over 45 scientific papers, the inventor of sheep monoclonal antibodies and a Fellow of the Royal Society of Medicine.

Chief Executive Officer
Paul Edwards, MBE, BSc



Paul was appointed to the post of CEO in 1999. He was formerly Vice President and General Manager of Genzyme Corporation's UK operation, a company he joined in 1986. Previously he spent 7 years with Beecham Pharmaceuticals, and more recently has worked in management consultancy at Ruston Poole International.

Paul, a former chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association, has worked with the UK Department of Trade and Industry advising on issues related to the manufacture of biopharmaceuticals. In 1997 he received an MBE for services to biotechnology.

In his role as CEO of GeneMedix, Paul is responsible for ensuring that the Company's objective of delivering high quality, cost-effective biopharmaceuticals to a global healthcare market is achieved.

Chief Financial Officer
Julian Attfield, BA, ACA



Julian was formerly Director of Finance and Administration with Sigma-Genosys Ltd, a leading manufacturer of biomolecules for the life sciences industry. Prior to this he was Group Financial Controller for Automative Diagnostics UK Ltd, and qualified as an Associate of the Institute of Chartered Accountants in England and Wales whilst at Arthur Andersen.

Julian's role within GeneMedix is to use his strong financial and technical background in global business to provide clear financial leadership in all corporate and operational activities.

Marketing Director [Asia]
Dr Hong-Hoi Ting, BSc, DPhil



A part time Executive to GeneMedix, Dr Ting is a co-founder of the Company and has considerable experience in setting up several Joint Ventures in China. Following an academic career at the Universities of Oxford and Bath, he was employed by Amersham International plc as Regional Manager in charge of its Life Science business in the Far East and South East Asia, and also as Country Manager in China.

Subsequently Dr Ting has acted as a consultant to a number of companies in Asia, including Amersham International plc, Westinghouse Electric Corporation, and Johnson and Johnson.

Non-Executive Director
Steve Harris, BPharm, MRPharmS



Steve has considerable experience in the pharmaceutical industry working with both multinational companies such as ICI Pharmaceuticals, Merck Sharp and Dohme, Eli Lilly and Reckitt & Colman, and start-up companies such as Gensia and Medeva.

Steve is currently a Director of Proteome Sciences plc, SkyePharma plc and Microscience Ltd, among others, and was elected a Fellow of the Pharmaceutical Society of Great Britain in 2000.

Non-Executive Director
Gordon Mylchreest, MCIM



Gordon was Group Marketing Director of Consolidated Group prior to its acquisition by GE Capital, and responsible for developing Consolidated Group's business in Europe.

Since then he has acted as a consultant to a number of insurance companies advising on acquisitions and start-ups. He has also been a consultant to, and General Manager of, CIGNA Direct Marketing and Creditor Insurance Services.

Non-Executive Director
Fong Kwok Jen



Kwok Jen is an advocate and solicitor in Singapore, being a partner in Fong Partners and Associates. He was previously Senior State Counsel in Singapore and a member of The Law Society of Singapore.

He is Non-Executive Director of several listed companies in Hong Kong and the USA, in the financial services and computer software industry sectors.

Contents





GeneMedix plc ('GeneMedix' or 'the Company') has made considerable commercial progress in the development of its range of generic biopharmaceuticals, significantly expanded the manufacturing base and, as a result, made great strides towards its aim of becoming a global pharmaceutical products company.

The business strategy is based upon establishing low-cost, high-quality manufacturing facilities in fiscally attractive territories such as Ireland, Malaysia and China with the key goal of penetrating the lucrative European market when patent protection expires on our product range, around 2004 and 2005. In the shorter term, we aim to launch our products in China, the ASEAN territories, India and other regions where there is a clear regulatory route to market. We are currently working with various regulatory authorities and setting up distribution networks to achieve this goal. We are on target to achieve both our short and long term objectives.

With our existing programmes, all is proceeding according to plan, but we continue to explore any opportunities to expand our product range of biopharmaceuticals or to accelerate our entry into international markets.

We commenced the financial year with the first day of trading on the Singapore Stock Exchange (London trading had commenced a day earlier). Shortly afterwards we received formal approval from the Shanghai Foreign Economics and Trade Committee to acquire a 75% holding in a Chinese pharmaceutical company, now renamed as the Shanghai GeneMedix Biotechnology Company Limited. We brought in a new management team, upgraded a number of quality systems and, by June, had received approval to manufacture Neustim™ (GM-CSF).

The latter part of the year saw us complete two distribution deals, a manufacturing agreement and a five year deal to access new technology from the Shanghai Institute of Biochemistry and Cell Biology (IBCB).

We received marketing approval for our first product Neustim™ (GM-CSF) in China, and completed a marketing and distribution deal, expanding our distribution network into Shanghai, Beijing and Guangzhou. This allowed us to launch Neustim™ into the Chinese market in December 2001. During 2002 we shall expand our distribution network into to other key regions of China, and anticipate receiving approvals for additional presentations of Neustim™.


hovid

In Malaysia, we announced two separate agreements with Hovid SDN BhD ("Hovid"), one of the country's leading pharmaceutical manufacturers. Hovid has a portfolio of over 100 ethical products and exports to over 30 countries worldwide. We see our close collaboration with Hovid as giving us an opportunity to gain access to some potentially very exciting markets.

Under a sales and distribution agreement, Hovid was appointed exclusively to distribute, market and sell GeneMedix's products within Malaysia and other countries that make up the Association of South East Asian Nations (ASEAN). It is anticipated the first sales in the region will be in mid 2003.

Under the manufacturing agreement, Hovid will perform vialling and packaging operations for the Company's first three products, GM-CSF, EPO and Interferon alpha, ultimately for the global market.

In late September, we signed a five-year agreement with the Shanghai Institute of Biochemistry and Cell Biology (IBCB), a leading institute of The Chinese Academy of Sciences. In return for a royalty stream, we have been granted the right of first refusal to the worldwide commercialisation rights (excluding China) of novel intellectual property and technology know-how, generated by the IBCB. We have long been impressed with the quality of the science in IBCB, and are excited about the potential that this deal gives us, especially in terms of a new non-generic product stream. In order to maximise the commercial potential of this deal, we have established a new business unit to focus specifically on the exploitation of the licensed products.

We have also been very pro-active in working with the regulatory bodies in Europe to establish the regulatory pathway for generic biologics in this region. Paul Edwards, our Chief Executive Officer, has been elected to the board of the European Generics Association (EGA) and John Greenwood, our Director of Regulatory Affairs, holds the chairmanship of the biotechnology working group of the EGA. In addition, GeneMedix is actively lobbying both the EMEA and CPMP to establish the regulatory pathway and data requirement necessary to register our products in Europe.

The Company has recently received Ethics Committee approval in Malaysia to commence comparability trials using Neustim™. The trials will commence in March 2002.

Management Appointments

We have continued with our policy of recruiting high quality, experienced senior managers from the pharmaceutical industry. Appointments this year have included the following people:

Dr Martin Comberbach, Director of Global Manufacturing
Martin joined us from the UK biotechnology company Metris, after having spent 11 years with SmithKlineBeecham, most recently as Director of Manufacturing.

Paul Jennings, Director of Quality
Paul joined us from Aventis Pharma, where he had spent the past 19 years, most recently as Director of Quality EMEA Region. Paul has considerable international experience having worked in Africa, Asia and the Indian sub-continent as well as spending time in France and Ireland.

We have also appointed General Managers in Ireland and China, the Director of Sales and Marketing in China and the Head of Quality (Ireland). With the recruitment of these people we also acquired additional experience from a number of blue-chip organisations including Johnson and Johnson, Wyeth, Genzyme and the Irish Medicines Board.

Dr Kim Tan
(Chairman and Non-Executive Director)

The Company develops, manufactures and markets multi source biopharmaceuticals, 'generic' versions of therapeutic proteins manufactured to the highest international pharmaceutical standards for marketing worldwide.

GeneMedix intends to become a major supplier of difficult-to-manufacture biotechnology drugs which are un-patented in many developing markets and will be coming off patent in major developed markets such as Europe within the next 2 - 10 years.
The Company's key capabilities are its development expertise in biopharmaceutical products and processes and its ability to manufacture biopharmaceuticals. Combined with a strategy of building low cost base manufacturing facilities around the world GeneMedix is positioned to deliver high yield, cost competitive product to the highest international standards.

Product and process development is project managed in-house and specific expertise and know-how is brought in from specialist partners and contractors.

GeneMedix has a clear focus on rigorous project management of each development programme. This applies from verification, which is aimed at ensuring the quality and repeatability of the source process of the acquired technology, through to process development, enhancement and scale-up to achieve optimal efficiency in manufacturing.

Products will be marketed through a global network of partners selected for their ability to access key geographic regions, initially in China, India and South America and with appropriate market focus. Subsequently agreements with multi-national pharmaceutical suppliers will be sought to access markets in Western Europe and, ultimately, the USA as and when patents expire and the regulatory pathway has been set.

During the year GeneMedix secured a sales and distribution agreement for all ASEAN territories with Hovid SDN BhD, (Hovid), one of Malaysia's leading pharmaceutical companies, and expanded its distribution network in China to include Shanghai, Beijing and Guangzhou.

The Company's first product, Neustim™ (Granulocyte Macrophage Colony Stimulating Factor) received regulatory approval for sale in China in July 2001. We appointed an experienced sales and marketing team in China which is working with our Joint Venture partner to promote Neustim™ as an international branded product. Approval has been given to commence trials in Malaysia in the second quarter of 2002 which represents the first step towards compilation of a regulatory dossier to achieve product launch in the other target markets.







Key milestones in the Company's history

1995		Original research agreement between Dr Kim Tan and IBCB
1997		GeneMedix founded by Dr Kim Tan and Dr Hong-Hoi Ting with IBCB as a major shareholder
1999		First external fundraising; CEO recruited
2000	January	Listed on OFEX
	June	Private fundraising round (£3.3million)
	November	Dual listing in London and Singapore (raising £20 million)
	December	Acquisition of Shanghai Genemedix Biotechnology Co Ltd
2001	May	Commencement of Irish manufacturing plant
	September	Worldwide commercialisation rights to IBCB technology
	October	ASEAN distribution and secondary manufacturing agreements signed
	November	Chinese distribution agreement signed
	December	First sales of Neustim™ into Chinese market

Intellectual Property

The Company's ability to pursue its target market is founded in its collaboration with the Institute of Biochemistry and Cell Biology (IBCB) formerly known as Shanghai Institute of Biochemistry. The IBCB granted GeneMedix a licence to technology which will enable it to manufacture its first products - seven cell lines, each of which produces a different therapeutic protein. The Company believes that the technology it has licensed will prove to be significantly more efficient for protein production than current technologies.

We are continuing to seek to acquire rights to the manufacture and sale of a further range of high value, generic biopharmaceutical proteins from both commercial and academic organisations. In parallel with these activities we are also seeking collaborative agreements with drug delivery companies which, the Directors believe, will maintain the competitiveness of GeneMedix' product portfolio longer term.

In addition to the core business of developing and manufacturing generic biopharmaceuticals, the Company has continued to work with IBCB to secure a further agreement granting GeneMedix the right of refusal to all technology know-how generated by ICBC in return for a royalty stream. This deal potentially expands the company's scope for generating income to new, non-generic products with revenues from either sales or licensing.

Building global manufacturing capability

The strategy of establishing low-cost manufacturing plants in fiscally attractive territories has gained pace during the last year.

The Company's first manufacturing base is located in the prestigious ZhangJiang High Technology Park in the Pudong district of Shanghai. In December 2000 the Company formed a joint venture with the Shanghai Shenlongda Biotech (Group) Ltd (SLD), the commercialisation arm of IBCB, and Shanghai GeneMedix Biotechnology Company was born. The plant is now in full scale production of recombinant human GM-CSF and has recently been revisited by the Chinese regulatory authorities to ensure GMP compliance. GeneMedix will continue its programme of upgrading procedures and equipment in this facility as part of an on-going programme to achieve international GMP standards.

The second production facility is in Tullamore, County Offaly, Ireland, where GeneMedix is installing a state-of-the-art mammalian cell manufacturing facility, initially for the production of erythropoietin. Key members of the operations team are now in place and the facility is on schedule for opening in June 2002. It is anticipated to be in commercial production in 2003.

Other manufacturing collaborations, which are similarly aimed at providing cost competitive products in fiscally attractive locations are under advanced discussion and are expected to be announced during 2002.

Regulatory Strategy

The Company must obtain a product licence for each territory in which it intends to market a product.

For standard generic products, the minimum clinical requirement for product registration with the relevant regulatory authority is usually bioequivalence studies. This involves relatively small studies which compare GeneMedix products with branded products that are already licensed for sale.

In December 2001 the company launched its first product Neustim™ in China. Approval has now been given in Malaysia to commence trials using Neustim™ as part of the process for developing an internationally compatible regulatory dossier for submission to a range of target markets.

Currently there is no regulatory pathway for the approval of multi-source biopharmaceuticals in Europe and the USA. One of the key risks which GeneMedix has encountered from its founding is the need to devise and implement the early stages of a strategy for demonstrating comparability of new generic products with innovator products in the absence of any legislation or expressed intention to legislate.

Encouragingly, representatives of the EMEA have recently acknowledged that they are now actively addressing the development of such regulations.

GeneMedix has been proactive in working with regulatory bodies in Europe both independently and through the European Generic Medicines Association (EGA). Paul Edwards, Chief Executive Officer, has been elected to the Board of the EGA and John Greenwood, Director of Regulatory Affairs, holds the chairmanship of the Biotechnology Working Group of the EGA which is actively lobbying the EMEA to establish the regulatory pathway and data requirements necessary to register our products in Europe.

Products

Neustim™ (Granulocyte Macrophage Colony Stimulating Factor)

GM-CSF is used in the treatment of neutropenia in cytotoxic chemotherapy, acceleration of myeloid recovery following bone marrow transplantation and neutropenia in patients treated with gancyclovirin AIDS-related cytomegalovirus retinitis.

It has been approved for sale in China 2001.

We estimate that the global value of the Colony Stimulating Factors market was $2,250 million in 2000.

Interferon-α-2b



Interferon alpha is used as a front line treatment of hepatitis B and hepatitis C, and in the treatment of cancers such as AIDS-related Kaposi's sarcoma, hairy cell leukaemia, follicular lymphoma, chronic myelogenous leukaemia and lymph or liver metastases of carcinoid tumour.



Our process development programme is nearing completion. Clinical production is scheduled for late 2002 and we have additional clinical studies planned for early 2003.

We estimate that the global value of the Interferon alpha market was $1,500 million in 2000.

Erythropoietin

Epoetin-alpha is indicated for the treatment of anaemia associated with chronic renal failure, anaemia associated with Retrovir treated patients, chemotherapy induced anaemia in non-myeloid malignancies and anaemia associated with surgical blood loss.

Our process development programme is nearing completion. Clinical production is scheduled for late 2002, with additional clinical studies planned for early 2003.

We estimate that the global value of the Erythropoietin market was $5,400 million in 2000.

Insulin

Insulin is used in the treatment of Type I and Type II diabetes mellitus. Our process development programme commenced in September 2000 and is due for completion in late 2002.

We estimate that the global value of the Insulin market was $3,700 million in 2000.

Other products

Interferon gamma is indicated for chronic granulomatous disease to reduce the frequency of serious infection.

Interleukin-2 is used in the treatment of cancer, notably renal cell carcinoma, metastatic melanoma, non-Hodgkin's lymphoma and acute myelogenous leukaemia.

For these we have engineered cell lines and a process for both is in early stage development.

EGF (Epidermal growth factor), which is used for the treatment of burns, is currently being developed in China, ultimately for the Chinese market.

Chairman
Dr Kim Tan BSc, PhD, FRSM - Non-Executive



Dr Tan, aged 47, was appointed to the Board in April 1999 and is a founder of the Company. He is also the founder and an Executive Director of KS Biomedix Holdings Plc, a biotech company which was admitted to the Alternative Investment Market of the London Stock Exchange ("AIM") in 1995 and to the UK Official List in 1998. He is Non-Executive chairman of TranXenoGen Inc, which has developed transgenic technology to produce human proteins in chickens' eggs, and was admitted to AIM in July 2000. He is the author of over 45 scientific papers, the inventor of sheep monoclonal antibodies and a Fellow of the Royal Society of Medicine.

Chief Executive Officer
Mr Paul Edwards MBE, BSc



Mr Edwards, aged 45, was appointed to the Board in December 1999. He was formerly Vice President and General Manager of Genzyme Corporation's UK operation. A graduate in Chemistry from Surrey University, he spent 7 years with Beecham Pharmaceuticals involved in the manufacture of semi-synthetic penicillins, before moving to Genzyme in 1986. Most recently, he has worked in management consultancy at Ruston Poole International. Paul is the former chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association, and has worked with the UK Department of Trade and Industry advising on issues relating to the manufacture of biopharmaceuticals. In 1997, he received an MBE for services to biotechnology and in 1999, the Donald Medal for services to biochemical engineering.

Chief Financial Officer and Company Secretary
Mr Julian Attfield BA, ACA



Mr Attfield, aged 39, was appointed to the Board in October 2000. He was formerly the Director of Finance and Administration with Sigma-Genosys Ltd, a leading manufacturer of biomolecules for the life sciences industry, and a wholly-owned subsidiary of Sigma Aldrich Corporation. A graduate in Modern Languages from the University of Exeter, he joined Arthur Andersen & Co in 1989, where he qualified as an Associate of the Institute of Chartered Accountants in England and Wales in 1993. He then joined Automotive Diagnostics UK Ltd as Group Financial Controller (1993-1996) before moving to Sigma-Genosys Ltd.

Marketing Director (Asia)
Dr Hong-Hoi Ting BSc, DPhil



Dr Ting, aged 46, was appointed to the Board in April 1999 and is a founder of the Company. He has a degree in biochemistry from Bath University and a doctorate in enzymology from the University of Oxford. Between 1982 and 1986, he was a senior university research staff and Group Leader in microbiology at Dyson Perrins Laboratory in Oxford. He worked for Amersham International plc as a regional manager in charge of its Life Science business in the Far East and South East Asia. He was also the Country Manager for Amersham International plc in China from 1989 to 1994. Since then, Dr Ting has worked as a consultant in Asia for Amersham International plc, Westinghouse Electric Corporation and Johnson and Johnson. He has also been involved in setting up several joint ventures for Westinghouse and a joint venture for Shanghai Alpha Biotechnology Company Limited with SIB for the production of one-step tests for hepatitis.

Non-Executive Director
Mr Gordon Mylchreest MCIM



Mr Mylchreest, aged 56, was appointed to the Board in January 2000. He was the Group Marketing Director of Consolidated Group from 1984 to 1994 before it was acquired by GE Capital. He was also responsible for developing Consolidated Group's insurance business in Europe. Since then, he has acted as a consultant to a number of insurance companies advising on acquisitions and start-ups. He was also a consultant to and General Manager of CIGNA Direct Marketing and Creditor Insurance Services.

Non-Executive Director, Singapore
Mr Fong Kwok Jen



Mr Fong, aged 53, was appointed to the Board in October 2000. He is an advocate and solicitor in Singapore and is a partner in the firm of Fong Partners & Associates. He was Senior State Counsel in Singapore as well as a member of the Council of the Law Society of Singapore. He is a Non-Executive Director of several listed companies in Hong Kong and the US involved in financial services and computer software.

Senior Executives

Technical Director
Mr Tony Gasson BSc, MSc, MA, MIBiol, FRSC



Aged 64, he held various senior positions at Wellcome Laboratories for 27 years. His other roles have included Head of Quality Management at Public Health Laboratory Service, Centre for Applied Microbiological Research ("CAMR") and Industrial Specialist for Courtaulds Engineering. In recent years he has been involved in the construction and validation of pharmaceutical facilities in international locations, including China, Poland, Egypt, India and the UK.

Director of Quality and Regulatory Affairs
Mr John Greenwood FIMLS, MBIRA, DipRA



Aged 57, he joined GeneMedix, having previously been the Pre-Clinical Development and Regulatory Affairs Manager with Protherics plc. Prior to this he was Head of Regulatory Affairs at CAMR. He sat as a regional committee member for the British Institute of Regulatory Affairs.

Director of Development
Mr Richard Barker BSc, MSc, MIBiol



Aged 49, he was formerly Director of Development with Axis Genetics plc. Prior to this, he held various senior positions with Genzyme Corporation, including being a board member of the UK subsidiary. He is currently a member of the Manufacturing Advisory Committee of the UK BioIndustry Association.

Director of Commercial Operations
Miss Jackie Turnbull MRPharmS



Aged 36, she was formerly a Principal Consultant based in the Technology Consulting Practice of PA Consulting Group, focusing on due diligence assignments. Prior to this she was an International Licensing Manager for Novo Nordisk, based in Denmark, where she focused on alternative delivery systems for proteins and peptides. She is a member of the UK Pharmaceutical Licensing Group.

Director of Quality
Paul Jennings BSc (Pharm), MRPharmS, FIQA



Aged 50, Paul's early career was spent in Hospital Pharmacy followed by 19 years in a variety of posts in the management of quality in the pharmaceutical industry with May & Baker, Rhône Poulenc Rorer and Aventis, based in the UK, France and Ireland. He has held the role of Quality Director twice for major sites and the role of Corporate Quality Director for Eastern Europe and the Emerging Markets of Africa and Southwest Asia.

Director of Global Manufacturing
Martin Comberbach BSc, MSc, PhD



Aged 46, Martin was formerly Director of Manufacturing with Metris Therapeutics where he was also responsible for re-focusing the company and raising additional funds from both UK and European investors. Prior to this he worked in Belgium with SmithKline Beecham Biologicals developing manufacturing for paediatric and adult vaccines



The Group's retained loss for the year ended 30 November 2001 was £1,481,981, after taking into account a charge for the amortisation of goodwill of £290,017, and a reduction in provision on the National Insurance payable on the Company's unapproved share option scheme of £167,188. Group operating losses, excluding goodwill, were £2,097,986 for the year, which included running costs of our Head Office, eleven months of operating expenses from our subsidiary in China and some expenditure of a non-capital nature in Ireland and Malaysia. All costs remain in line with expectations and our Head Office team of senior executives is now in place. We currently have a headcount of 16 full time and 2 part-timers in the Head Office, 38 in China and 6 in Ireland.

We incurred £783,578 of expenditure on our development and clinical programmes during the year, which we capitalised in accordance with our accounting policy.

During the year we received interest income on cash balances of £798,823. We were delighted to be able to announce our first revenues in China shortly after the year end.

We invested heavily in the EPO facility in Ireland around the year end, and anticipate that the total capital investment for the project, which will be mechanically complete within 5 months, will be in the region of £4.4 million, which is in line with our original estimates. This project has been operating within budgeted levels since its inception and the capital cost will be offset by approximately £2 million of lease finance arranged with a leading bank in Ireland. Group cash balances at the end of November were £12,846,638.








GMX

The Directors present their annual report on the affairs of the Company and Group, together with the accounts and auditors' report, for the year ended 30th November 2001.

Principal activities

The principal activities of the Company and Group are the development, manufacture and distribution of biogeneric pharmaceuticals, which are a generic version of high value therapeutic proteins.

Business review

A review of the business and future developments is set out in the Chairman's statement and company review on pages 1 to 3.

Genemedix conducts its research and development through its collaboration with the celebrated Shanghai Institute of Biochemistry and Cell Biology (IBCB). This applies to the seven products in the Group's portfolio and to a number of further opportunities to exploit commercially the world-class science at the Institute. During the year the Group has capitalised process development costs of £783,578. The Directors regard investment in process and patent development as a prerequisite for increasing the value of our intellectual property portfolio and to achieve the earliest possible implementation of our business plan.

Details of any significant events since the balance sheet date and further details of the Group's performance during the year and expected future developments are contained in the chairman's statement and the financial review.

Results and dividends

The audited accounts for the year ended 30th November 2001 are set out on pages 16 to 35. The loss for the year, after taxation, was £1,481,981 (2000 - £845,628).

The Directors are unable to recommend any dividend for the year (2000 - £Nil).

Directors

Biographical details of current Directors are given on page 4.
The Directors who served during the entire year were as follows:



Executive:	Non-Executive:
Paul Edwards	Dr Kim Tan
Dr Hong-Hoi Ting	Gordon Mylchreest
Julian Attfield	Mr Fong Kwok Jen





Supplier payment policy

The Company's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Company at 30 November 2001 were equivalent to 25 (1999: 18) days' purchases.

Substantial shareholdings

On 19 March 2002, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	Percentage held
Dr Kim Tan	156,309,111	54.0%
Shanghai Institute of Biochemistry and Cell Biology	31,401,434	10.8%
Dr HH Ting	18,566,820	6.4%
Mr G Mylchreest	9,427,410	3.3%

The mid-market price of the shares at 30 November 2001 was 48.5p and during the year the price varied between 38.5p and £1.15.

Directors' interests

The directors who held office at 30 November 2001 had the following interests in the shares of the Company:

Name of director	Beneficial 30 November 2001	Beneficial 1 December 2000
Dr Kim Tan	156,309,111	156,309,111
Dr H H Ting	18,566,820	18,566,820
Mr G Mylchreest	9,427,410	9,427,410

No changes took place in the interests of directors between 30 November 2001 and 14 March 2002.

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Employee consultation

The company places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The employee share option scheme has been running successfully since its inception in 1999. It is open to all employees and details are provided in note 16 to the accounts.

Auditors

The Directors will place a resolution before the annual general meeting to re-appoint Arthur Andersen as auditors for the ensuing year.

By order of the Board,

Julian Attfield
Chief Financial Officer and Company Secretary
16th April 2002



The Directors have set out below the means by which they seek to apply current best practice corporate governance procedures, and the extent to which the Group has complied with the Listing Rules of the Financial Services Authority relating to the principles of Good Governance and Code of Best Practice (the 'Combined Code') as published in 1998. This code combines the Cadbury Code on corporate governance, the Greenbury Code on directors' remuneration and requirements arising from the findings of the Hampel Committee. The Directors believe that the company currently complies with the provisions of the Combined Code and has throughout this reporting period.

Board of Directors

The Board of Directors comprises three Executive, Mr Paul Edwards, Dr Ting and Mr Julian Attfield, and three Non-Executive Directors, Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen, who bring considerable knowledge and experience to bear on issues of strategy, performance, resources and standards of conduct. The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business through the roles of Dr Kim Tan as Non-Executive Chairman, and Mr Paul Edwards as Chief Executive. The Non-Executive Directors are not invited to participate in the Company share option scheme and exercise strong independent judgement on all matters.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that actions proposed by the Executive Directors are critically examined and thoroughly discussed. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. Non-Executive Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

In accordance with the provisions of the Combined Code, the Board have identified Mr Gordon Mylchreest as the Senior Independent Non-Executive Director to whom any relevant concerns can be addressed.

The Company holds a minimum of eight Board meetings per annum, at which a review takes place of the Company's financial reports, annual budgets, major capital expenditure projects, risk management and treasury policies and internal controls. At each meeting the Board monitors the Company's progress towards the implementation of its business plan. The Chairman ensures that all Directors are properly briefed on issues arising at board meetings. Directors also have direct access to the services and advice of a Company Secretary, who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole.

The Executive Directors have service contracts with notice period of 12 months from the Company. All Directors' contracts are reviewed by the Board and at the Company's Annual General Meeting.

Principal Board Committees

The Audit Committee consists of Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen. It meets at least four times each year and is responsible for ensuring that the financial performance of the Group is properly monitored, controlled and reported on, and for meeting the auditors and reviewing reports from the auditors relating to accounts and internal control systems. It meets twice a year with the auditors of the Company without Executive Board members present.

The Remuneration Committee consists of Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen. It reviews the performance of Executive Directors and sets the scale and structure of their remuneration and the other terms of their service agreements with due regard to the interests of shareholders. It is a rule of the Remuneration Committee that no Director can participate in discussions or decisions concerning his own remuneration. The Remuneration Committee sets the performance criteria for the Share Option Plan and any other share option schemes established by the Company and also approves the grant of options.

The Nomination Committee consists of Dr Kim Tan (Chairman), Mr Gordon Mylchreest and Mr Fong Kwok Jen. It meets when appropriate to make recommendations to the Board on the nomination of new Directors to the Board. Its function is also to review Directors' service contracts when they come up for renewal on an annual basis.

Communications with Shareholders

The Directors seek to build on a mutual understanding of objectives between the Company and all its shareholders. The annual report is sent to all shareholders and the quarterly interim reports are published in the London and Singapore Stock Exchanges. The Company meets regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the AGM. In addition the Company has a website www.genemedix.com to further aid global communications to investors by providing background information and access to press releases issued by the Company.

Maintenance of a sound system of internal control

The board has applied Principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the group faces. The board regularly reviews the process, which has been in place from the start of the year to the date of approval of this report and which is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The board is responsible for the group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatements or loss.

In compliance with provision D.2.1 of the Combined Code, the board continuously reviews the effectiveness of the group's system of internal control. The board's monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The board has also performed a specific assessment for the purpose of this annual report. This assessment considers all significant aspects of internal control arising during the period covered by the report including the work of internal audit. The audit committee assists the board in discharging its review responsibilities.

For this purpose the Directors rely on the following processes:

- Internal controls and procedures are in place which are regularly reviewed and updated where appropriate.

- Clearly defined transactions and activities have been reserved for approval by the Board. Limits of delegated responsibility are identified for employees. In addition, the Company's organisational structure is designed, wherever possible, for the appropriate segregation of tasks.

- Business plans are formulated and evaluated and periodically approved by the Board. Detailed annual budgets, covering all financial aspects of the Company's business, are also approved by the Board. Actual results and cash flows are reported against budget, forecasts and the previous year. Regular profit and cash flow forecasts are prepared and reviewed with key risks identified and action plans prepared accordingly.

- There are clearly defined evaluation and approval processes for capital expenditure and substantial revenue projects. These include detailed appraisal and review procedures, along with escalating levels of authority.

- Treasury operations are conducted in accordance with detailed procedures and mandates that are reviewed and monitored by the Board.

Financial statements, including adoption of going concern basis

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and group, and of the profit or loss of the company for that period.

After making enquiries, the Directors have a reasonable expectation that the Company and the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, as stated in note 1a, they continue to adopt the going concern basis in preparing the accounts.

In preparing the financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

As well as complying with the Provisions of the Code as disclosed in the Company's corporate governance statements, the Board has applied the Principles of Good Governance and the principles of the Listing Rules relating to Directors' remuneration as described below. The Remuneration Committee comprises Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen.

Procedures for developing policy and fixing remuneration

Levels of remuneration are sufficient to attract and retain the Directors needed to run the Company successfully, but without paying more than is necessary for this purpose. The Company will be seeking to establish a long-term bonus scheme, whereby the performance related elements of remuneration form a significant proportion of the total remuneration package of Executive Directors. This should align their interests with those of the shareholders, and be designed to provide Directors with keen incentives to perform at the highest levels. Share options are granted to Executive Directors and senior employees to attract and retain key employees, taking into account industry practices.

Full details of service contracts, the remuneration packages of individual Directors and information on share options and pension benefits are set out below.

Directors' contracts

The Executive Directors have service contracts with the Company as follows:

	Notice from Company	Notice to Company	Date of Contract
Mr P Edwards	12 months	12 months	15 November 2000
Mr J Attfield	12 months	6 months	15 November 2000
Dr H H Ting	12 months	12 months	15 November 2000

The Non-Executive Directors have no notice periods.

Directors' emoluments

Name of director	Fees/Basic salary £	Pension (Money Purchase Scheme) £	Annual bonuses £	2001 total £	2000 total £
Executive					
P Edwards	75,000	4,813	5,000	84,813	33,572
J Attfield	60,833	2,858	5,000	68,691	7,727
Dr H H Ting	12,000	-	-	12,000	3,000
Non-Executive					
Dr K S Tan	10,000	-	-	10,000	208
G Mylchreest	6,667	-	-	6,667	208
F K Jen	6,667	-	-	6,667	417
Aggregate emoluments	171,167	7,671	10,000	188,838	45,132

Directors did not receive any taxable benefits from the Company during the year.

The aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company.

Share options over ordinary shares have been granted to Directors of GeneMedix plc as follows:

Number	2000 Number	Granted Number	Exercised Number	2001 Exercise	Exercise date	Exercise price	Gains on exercise 2000 & 2001 £
P Edwards	235,941	-	-	235,941	After 10/12/1999 Before 10/12/2009	4.24p	-
P Edwards	2,123,469	-	-	2,123,469	After 10/12/2002 Before 10/12/2009	4.24p	-
J Attfield	37,500	-	-	37,500	After 16/10/2001 Before 16/10/2010	90p	-
J Attfield	337,500	-	-	337,500	After 16/10/2003 Before 16/10/2010	90p 90p	-
	2,734,410	-	-	2,734,410			-

Directors' interests in significant contracts

The Company has an exclusive licence agreement with TranXenoGen Inc, under which TranXenoGen has been granted an exclusive worldwide licence with the right to sublicense certain proprietary technologies relating to a pre-cursor gene used in recombinant insulin production. TranXenoGen is required to make one time payments to the Company based on the region where regulatory and marketing approvals are granted - $2 million for the United States, $2 million for Europe and $1 million for Asia. Additional one time payments from $50,000 to $750,000 are due from TranXenoGen to the company upon development milestones being achieved by TranXenoGen. Such milestones or approvals have yet to be achieved, and no revenue has been recognised. Dr Kim Tan is a majority shareholder and Non-Executive Chairman of TranXenoGen Inc. The contract was negotiated at arms' length and based on normal business terms.

Senior Executives

Director of Commercial Operations
Jackie Turnbull, MRPharmS



Jackie is a registered pharmacist, with 15 years' experience in the pharmaceutical industry. She started her career in the technical side of the business, moving into the area of Medical Information, and then to Business Development. She has experience with several large companies, including Glaxo, Warner Lambert and Boehringer Ingelheim, latterly moving to Denmark to take up the position of International Licensing Manager with Novo Nordisk A/S, one of the largest biotech companies in the world.

Jackie has been with GeneMedix since the Company's foundation, and now heads its Commercial Group, which gives direction to development projects by identifying commercial opportunities, and, through collaborations, fully exploits the Company's assets.

Director of Global Manufacturing
Dr Martin Comberbach, PhD, BSc, MSc, MIChemE, CEng



Martin trained as a scientist and engineer, having 16 years' international experience in the 'big pharma' and 'small biotech' industries of North America and Europe. He gained his early experience in pre-clinical fermentation process development for recombinant proteins, polysaccharides and amino acids. Martin was involved in the design and fit-out of multi-product manufacturing facilities, validation to cGMP, inspection and accreditation with the national public health authority and production of vaccines for Phase I/II clinical trials. He has contributed to the IND/CTX submissions of 7 human vaccines, and more recently to a proprietary anti-angiogenic therapeutic protein produced in mammalian cells.

In his current position, Martin is responsible for managing GeneMedix's global manufacturing facilities. In this role, he works closely with staff in the China manufacturing facility, improving procedures and working practices, to enable GeneMedix to manufacture high quality products cost-effectively. He also represents GeneMedix in discussions with secondary manufacturing companies to enable GeneMedix's purified bulk products to be fill/finished and distributed to target markets.

Director of Quality
Paul Jennings, BSc [Pharm], MRPharmS, FIQA



Paul's early career was spent in Hospital Pharmacy, followed by 19 years in a variety of posts in quality management in the pharmaceutical industry, with companies such as May & Baker, Rhône Poulenc Rorer and Aventis. During his career to date he has been based in the UK, France and Ireland. He has twice held the role of Quality Director for major sites, and also the role of Corporate Quality Director for Eastern Europe and the emerging markets of Africa and Southwest Asia.

The main focus of Paul's department within GeneMedix is the creation and installation of Quality Assurance systems for product development projects, the factories under GeneMedix's control, and contract manufacturers and major suppliers. GeneMedix aims to operate at the highest standards of Quality and with Good Manufacturing Practices

Director of Regulatory Affairs
John Greenwood, FIMLS, MBIRA, DipRA



John heads the Regulatory Affairs Department at GeneMedix, having 24 years' experience in senior positions in pre-clinical development and Regulatory Affairs in prominent UK based organisations. He also has experience as a regional committee member for the British Institute of Regulatory Affairs, and is currently the Chair of the Biotechnology Working Group of the European Generic medicines Association (EGA).

The main focus of John's department is to progress product development through pre-clinical toxicology and clinical trials. In addition, the group ensures that all studies comply with the requirements for regulatory submissions in all relevant areas, to facilitate the issue of marketing authorisation for all products in selected global territories. The department is also responsible for the follow-up of regulatory submissions to ensure successful completion and maintenance of product licences in all territories post authorisation.

Director of Development
Richard Barker, BSc, MSc, MIBiol



Richard has gained experience in several senior positions in Development and Manufacturing with major international biotechnology and pharmaceutical companies, and is a former member of the Manufacturing Advisory Committee of the UK BioIndustry Association.

Within GeneMedix, Richard directs the development of products from late stage research, through process development, production of material for toxicology studies and clinical trials, to completion of full-scale validation batches in the primary manufacturing facilities.

Richard played a significant role in the development of the Tullamore facility, and, more recently, in the design of a new Joint Venture multi-product, microbial cell facility in Northern Spain.

Financial review



The Group's operating loss for the 12 months ended 30 November 2002 was £8,705,450. We now have 19 employees at Head Office, 16 in Ireland and 41 in China. Turnover for the period, arising from initial sales of our first product, Neustim™, totalled £155,566 in the period.

We incurred £2,009,851 (2001: restated £783,578) of expenditure on development and clinical programmes for our portfolio of comparable biologics. In addition to this, in order to gain access to SkyePharma's Depofoam™ technology, we issued a convertible loan note for a total value of £3.25 million, convertible into between 8.3 and 11.2 million ordinary GeneMedix shares.

Expenditure was accelerated in the second quarter of 2002 to bring our principal EPO and interferon-alfa programmes closer to completion so as to ensure that material will be available for clinical trials at the earliest opportunity.

Group cash balances at the end of the year were £6,583,428. During the period we spent £4.25 million on our EPO facility out of a total planned expenditure of £4.5 million. We drew down £2 million in the period under a sale and lease back arrangement with a major Irish bank, which has allowed us a deferment of this expenditure over a five year period.

Our accounting policy for the Development of Technology Processes has historically been to capitalise all amounts spent and amortise them over a ten year period once the products are in commercial production. This reflects the quality of the underlying technology, the clearly established commercial potential of comparable biopharmaceutical products in the global marketplace, and the fact that the value of our plant and machinery is greatly enhanced by the quality industrial process. However, following a review of our accounting policies, we have decided to change our approach to accounting for the cost of process development and expense them in the accounting period in which they are incurred. As a result we have decided to write off all such costs through the Profit and Loss Account. Under this revised policy, we have expensed a total of £5,259,851 in the current financial period, with £983,679 incurred in previous financial years, accounted for as a prior year adjustment. This in no way reflects any impairment in the value of the technology, and means that we may move into profitability at an earlier stage and operate at higher margins once our products have been launched.





Outlook

Over the coming year, we shall continue to push forward aggressively the development of our product pipeline, especially with the new collaborations with SkyePharma and Antibioticos and with putting our manufacturing capabilities in place. We shall also look to secure commercial partners for our products in the key Western markets. We are looking to strengthen our cash flow streams over the coming year by obtaining up-front payments on commercial licensing deals and by broadening the reach of current ones. We are also seeking to use the current excess capacity in our China facility for contract manufacturing to

In order to maintain our aggressive plan to be one of the major players in the comparable biopharmaceuticals market, your Board believes that it will be necessary to secure finance over the next 12 months in addition to the Group's existing cash balances and bank facilities, to fund these existing programmes, as well as exciting programmes planned for the future. As previously indicated, we shall look to obtain additional finance through up-front and milestone payments from commercial agreements for our existing development portfolio. Depending on the levels and timing of such payments, which are currently uncertain, we shall also consider other sources of funding, potentially including equity financing.

As the Board is confident that additional finance will be raised, the accounts have been prepared on the going concern basis.


GMX
GeneMedix plc
Ireland



The Directors present their report and the audited financial statements for the year ended 30 November 2002.

Principal activities

The principal activities of the Company and Group are the development, manufacture and distribution of comparable biopharmaceuticals, which are a generic version of high value therapeutic proteins.

Business review

A review of the business and future developments is set out in the Chief Executive's statement and Company profile on pages 1 to 5.

Research and development

GeneMedix conducts research and development through its collaboration with the celebrated Shanghai Institute of Biochemistry and Cell Biology (IBCB). This applies to the seven products in the Group's portfolio and to a number of further opportunities to exploit commercially the world-class science at the Institute. During the year the Group incurred development costs of £5,259,851 (2001: restated £783,578; 2000: restated £200,101). The Directors regard investment in process and patent development as a prerequisite for increasing the value of our intellectual property portfolio and to achieving the earliest possible implementation of our business plan.

Post balance sheet event

On 10 April 2003, the Company issued 4% convertible loan notes to gain access through a collaboration with Antibioticos Group of Milan, Italy to three new proteins – IFN beta, G-CSF and HGH; and committed capital contributions in instalments up to €6.25 million in to a Joint Venture to set up a European manufacturing facility with the same company.

The debenture loan represents 4% unsecured loan notes, which is convertible at the option of the holder into between 24.8 million and 33.1 million fully paid ordinary shares in December 2003 and December 2004. The capital contribution will be made in a number of equal instalments in the period from mid 2003 to early 2005.

Overseas branches

The Group operates a manufacturing facility in the Republic of Ireland, held as a branch of the Company.

Results and dividends

The loss for the year, before minority interests, was £8,610,648 (2001: restated £2,388,190).

The Directors elected not to pay a dividend for the year (2001: £nil).

Donations

The Group made no donations for charitable or political purposes (2001: £nil).

Directors

Biographical details of current Directors are given on page 6. The Directors who served during the year were as follows:

Executive:

Paul Edwards
Dr Hong-Hoi Ting
Julian Attfield

Non-Executive:

Dr Kim Tan
Gordon Mylchreest
Fong Kwok Jen
Steve Harrris (appointed 1 July 2002)

Supplier payment policy

The Company's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Company at 30 November 2002 were equivalent to 28 (2001: 25) days' purchases.

Substantial shareholdings

On 29 May 2003, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	Percentage held
Dr Kim Tan	156,309,111	53.9%
Shanghai Institute of Biochemistry and Cell Biology	31,401,434	10.8%
Dr H H Ting	18,566,820	6.4%
Mr G Mylchreest	9,427,410	3.2%

Save for the above, the Company has not been notified, as at 29 May 2003, of any material interest of 3 per cent or more or any non-material interest exceeding 10 per cent of the issued share capital of the Company.

Directors' interests

The Directors who held office at 30 November 2002 had the following interests in the shares of the Company:

	Beneficial	
Name of Director	30 November 2002 Number	30 November 2001 Number
Dr Kim Tan	156,309,111	156,309,111
Dr H H Ting	18,566,820	18,566,820
Mr G Mylchreest	9,427,410	9,427,410

No changes took place in the interests of Directors in shares of the Company or share options between 30 November 2002 and 29 May 2003.

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Employee consultation

The Company places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The employee share option scheme has been running successfully since its inception in 1999. It is open to all employees and details are provided in Note 19 to the accounts.

Financial statements, including adoption of going concern basis

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

Directors' report for the year ended 30 November 2002 [continued]

After making appropriate enquiries, the Directors have a reasonable expectation that the Company and the Group will be able to secure adequate resources through milestones receivable from commercial customers, from the out-licensing of its technology, corporate activities or, failing these, the equity markets, to continue in operational existence for the foreseeable future. However, it has not, at the date of approval of the financial statements, secured these resources. For this reason, we have adopted the policy as stated in note 1a of the accounts regarding the going concern basis in preparing the accounts.

In preparing the financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors

Following the conversion of our auditors, PricewaterhouseCoopers, to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors.

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the Annual General Meeting.

Julian Attfield
Finance Director and Company Secretary

29 May 2003


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The Directors have set out below the means by which they seek to apply current best practice corporate governance procedures, and the extent to which the Group has complied with the Listing Rules of the Financial Services Authority relating to the principles of Good Governance and Code of Best Practice (the 'Combined Code') as published in 1998.

Board of Directors

The Board of Directors comprises three Executive Directors – Mr Paul Edwards, Dr Hong-Hoi Ting and Mr Julian Attfield – and four Non-Executive Directors – Dr Kim Tan, Mr Gordon Mylchreest, Mr Fong Kwok Jen and Mr Steve Harris. Mr Steve Harris was appointed on 1 July 2002. All Directors bring considerable knowledge and experience to bear on issues of strategy, performance, resources and standards of conduct. The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business through the roles of Dr Kim Tan as Non-Executive Chairman, and Mr Paul Edwards as Chief Executive. The Non-Executive Directors are not invited to participate in the Company share option scheme, their service is non-pensionable and they exercise strong independent judgement on all matters.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that actions proposed by the Executive Directors are critically examined and thoroughly discussed. The Board considers that all of the Non-Executive Directors, with the exception of Dr Kim Tan, are independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Non-Executive Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

In accordance with the provisions of the Combined Code, the Board have identified Mr Gordon Mylchreest as the Senior Independent Non-Executive Director, to whom any relevant concerns may be addressed.

The Company holds Board meetings at least every two months, at which a review takes place of the Company's financial reports, annual budgets, major capital expenditure projects, risk management and treasury policies and internal controls. At each meeting the Board monitors the Company's progress towards the implementation of its business plan. The Chairman ensures that all Directors are properly briefed on issues arising at board meetings. Directors also have direct access to the services and advice of a Company Secretary, who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole.

The Executive Directors have service contracts with a notice period of 12 months from the Company. All Directors' contracts are reviewed by the Board.

Principal Board Committees

The Audit Committee consists of Dr Kim Tan [Chairman], Mr Gordon Mylchreest, Mr Fong Kwok Jen and Mr Steve Harris. It meets at least four times each year and is responsible for ensuring that the financial performance of the Group is properly monitored, controlled and reported on and for meeting the auditors and reviewing reports from the auditors relating to accounts and internal control systems. It meets twice a year with the auditors of the Company without Executive Board members present.

The Remuneration Committee consists of Dr Kim Tan, Mr Gordon Mylchreest [Chairman], Mr Fong Kwok Jen and Mr Steve Harris. It reviews the performance of Executive Directors and sets the scale and structure of their remuneration and the other terms of their service agreements with due regard to the interests of shareholders. It is a rule of the Remuneration Committee that no Director can participate in discussions or decisions concerning his own remuneration. The Remuneration Committee sets the performance criteria for the Share Option Plan and any other share option schemes established by the Company and also approves the grant of options.

The Nomination Committee consists of Dr Kim Tan [Chairman], Mr Gordon Mylchreest, Mr Fong Kwok Jen and Mr Steve Harris. It meets when appropriate to make recommendations to the Board on the nomination of new Directors to the Board. Its function is also to review Directors' service contracts when they come up for renewal on an annual basis.

Communications with Shareholders

The Directors seek to build on a mutual understanding of objectives between the Company and all its shareholders. The annual report is sent to all shareholders and the quarterly interim reports are published in the London and Singapore Stock Exchanges. The Company meets regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the AGM. In addition the Company has a website (www.genemedix.com) to further aid global communications to investors by providing background information and access to press releases issued by the Company.

Maintenance of a sound system of internal control

The Board has applied Principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the group faces. The Board regularly reviews the process, which has been in place from the start of the year to the date of approval of this report and which is in accordance with the guidance issued on internal controls by the Internal Controls Working Party of the Institute of Chartered Accountants in England and Wales. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this annual report. This assessment considers all significant aspects of internal control arising during the period covered by the report. The Audit Committee assists the Board in discharging its review responsibilities.

For this purpose the Directors rely on the following processes:

- Internal controls and procedures are in place, which are regularly reviewed and updated where appropriate.

- Clearly defined transactions and activities have been reserved for approval by the Board. Limits of delegated responsibility are identified for employees. In addition, the Company's organisational structure is designed, wherever possible, for the appropriate segregation of tasks.

- Business plans are formulated and evaluated and periodically approved by the Board. Detailed annual budgets, covering all financial aspects of the Company's business, are also approved by the Board. Actual results and cash flows are reported against budget, forecasts and the previous year. Regular profit and cash flow forecasts are prepared and reviewed with key risks identified and action plans prepared accordingly.

- There are clearly defined evaluation and approval processes for capital expenditure and substantial revenue projects. These include detailed appraisal and review procedures, along with escalating levels of authority.

- Treasury operations are conducted in accordance with detailed procedures and mandates that are reviewed and monitored by the Board.

Statement of compliance

The Board believes that it has complied with the relevant principles and provisions of the Combined Code throughout the period under review, except that Dr Kim Tan is a member of the Remuneration Committee, although he is a non independent Non-Executive Director (provision D.2.2).

By order of the Board

Julian Attfield
Company Secretary

The Board has applied the Principles of Good Governance and the principles of the Listing Rules relating to Directors' remuneration as described below.

Procedures for developing policy and fixing remuneration

Your Board believes that a properly constituted and effective remuneration committee is key to ensuring that Executive Directors' remuneration enhances shareholder value and it has delegated to the Board's Remuneration Committee the assessment and recommendation of broad policy on executive remuneration. The Committee is chaired by Gordon Mylchreest and its other members, who are all Non-Executive Directors, are Dr Kim Tan, Fong Kwok Jen and Steven Harris. This Committee determines the remuneration and benefits packages for Executive Directors and any changes to their service contracts, as well as the remuneration of senior executives. The Committee also approves any performance bonus and share incentive arrangements.

Remuneration Committee Policy

The Remuneration Committee's policy has been to provide remuneration packages which are sufficient to attract and retain the Directors needed to run the Company successfully, but without paying more than is necessary for this purpose. It is the opinion of the Remuneration Committee that shareholders' interests are best served by ensuring that the performance related elements of remuneration form a significant proportion of the total remuneration package of Executive Directors.

Going forward, the Remuneration Committee intends to select a bespoke group of comparator companies against which it will benchmark the remuneration of the Executive Directors.

Base Salary

The levels of base salaries of the Executive Directors during the year fall within the lower quartile compared to other biotechnology and pharmaceutical companies of a comparable size to the Company.

Factors taken into account by the Remuneration Committee when determining each Executive Director's base salary are:

- the lower quartile for a similar position within comparable companies
- the individual Executive Director's performance
- the responsibilities of the respective Executive Director

Annual Performance Bonus

The Company operates an annual bonus scheme for the Executive Directors with performance targets designed to increase shareholder value and achieve the Company's corporate objectives.

Long Term Incentives

The Company operates a share option scheme. Share options are granted to Executive Directors and senior employees in order to attract and retain key employees. Details of options granted during the current year and previous years are set out on pages 33 to 35.

The Company is currently reviewing its long term incentive arrangements.

Full details of service contracts, the remuneration packages of individual Directors and information on share options and pension benefits are set out below.

Directors' Contracts

The Executive Directors have service contracts with the Company as follows:

	Notice from Company	Notice to Company	Date of Contract
Mr P Edwards	12 months	12 months	15 November 2000
Mr J Attfield	12 months	6 months	15 November 2000
Dr H H Ting	12 months	12 months	15 November 2000

The Non-Executive Directors have no notice periods.

Non-Executive Directors do not participate in the Company's share scheme nor do they receive pension contributions or a bonus.

Directors' emoluments

Name of Director	Fees/basic salary £	Pension (Money Purchase Scheme) £	Annual bonuses* £	2002 total £	2001 total £
Executive					
P Edwards	87,500	6,125	11,000	104,625	84,813
J Attfield	67,500	4,725	7,500	79,725	68,691
Dr H H Ting	12,000	-	-	12,000	12,000
Non-Executive					
Dr K S Tan	20,000	-	-	20,000	10,000
G Mylchreest	10,000	-	-	10,000	6,667
F K Jen	10,000	-	-	10,000	6,667
S Harris	6,250	-	-	6,250	-
Aggregate emoluments	213,250	10,850	18,500	242,600	188,838

* bonuses relating to 2002 performance were paid in March 2003.

Directors did not receive any taxable benefits from the Company during the year.

The aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company.

Share options over ordinary shares have been granted to Directors of GeneMedix plc as follows:

	2001 Number	Granted Number	Exercised Number	2002 Number	Earliest and latest Exercise Date	Exercise Price
P Edwards	235,941	-	-	235,941	10/12/1999 to 10/12/2009	4.24p
P Edwards	2,123,469	-	-	2,123,469	10/12/2002 to 10/12/2009	4.24p
P Edwards	-	16,667	-	16,667	31/12/2005 to 31/12/2012	48.5p
P Edwards	-	16,667	-	16,667	31/12/2006 to 31/12/2012	48.5p
P Edwards	-	16,666	-	16,666	31/12/2007 to 31/12/2012	48.5p
Sub total	2,359,410	50,000	-	2,409,410		
J Attfield	37,500	-	-	37,500	16/10/2001 to 16/10/2010	90.0p
J Attfield	337,500	-	-	337,500	16/10/2003 to 16/10/2010	90.0p
J Attfield	-	16,667	-	16,667	31/12/2005 to 31/12/2012	48.5p
J Attfield	-	16,667	-	16,667	31/12/2006 to 31/12/2012	48.5p
J Attfield	-	16,666	-	16,666	31/12/2007 to 31/12/2012	48.5p
Sub total	375,000	50,000	-	425,000		
	2,834,410	100,000	-	2,834,410		

The mid-market price of the shares at 30 November 2002 was 18.75p and during the year the price varied between 48.5p and 8.75p.

Gordon Mylchreest
Chairman of the Remuneration Committee

Directors	Dr Kim S Tan (Chairman and Non-Executive Director)
	Mr Paul Edwards (Chief Executive Officer)
	Mr Julian Attfield (Chief Financial Officer)
	Dr Hong-Hoi Ting (Director Asia)
	Mr Gordon Mylchreest (Non-Executive Director)
	Mr Fong Kwok Jen (Non-Executive Director)
	Mr Steve Harris (Non-Executive Director)
Secretary and registered office	Julian Attfield *Rosalind Franklin House* Fordham Road NEWMARKET CB8 7XN
Registered number	03467317

Sponsors and Corporate Adviser	Nomura International plc Nomura House 1 St Martins-le-Grand LONDON EC1A 4NP
Sponsors Singapore	Overseas Union Bank 1 Raffles Place OUB Centre SINGAPORE 048616
Auditors	PricewaterhouseCoopers LLP Abacus House Castle Park CAMBRIDGE CB3 0AN
Solicitors	CMS Cameron McKenna Mitre House 160 Aldersgate Street LONDON EC1A 4DD


GMX
GeneMedix
GMX
GeneMedix



Auditors' report

Independent auditors' report to the members of GeneMedix Plc

We have audited the financial statements, which comprise the Consolidated profit and loss account, Balance sheets, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses and the related notes.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chief Executive's statement, the financial review, the company profile, the corporate governance statement and the remuneration report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on a going concern basis and the validity of this depends on the Group successfully obtaining adequate funds to continue its activities. The financial statements do not include any adjustments that would result from a failure to secure such funds. Details of the circumstances relating to this fundamental uncertainty are described in Note 1. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group at 30 November 2002 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge

29 May 2003

Consolidated profit and loss account for the year ended 30 November 2002

	Notes	2002 £	2001 (restated)* £
Turnover	2	155,566	-
Cost of sales		(91,719)	-
Gross profit		63,847	-
Administrative expenses		(3,509,446)	(2,388,003)
Research and development		(2,009,851)	(783,578)
Exceptional research and development	10	(3,250,000)	-
Total research and development costs		(5,259,851)	(783,578)
Total operating expenses		(8,769,297)	(3,171,581)
Operating loss			
Continuing operations		(8,705,450)	(2,658,871)
Acquisitions		-	(512,710)
Loss before interest and taxation	2	(8,705,450)	(3,171,581)
Interest receivable	3	229,641	798,823
Interest payable	3	(134,839)	(15,432)
Loss on ordinary activities before taxation	4	(8,610,648)	(2,388,190)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation		(8,610,648)	(2,388,190)
Equity minority interests	27	138,003	122,631
Loss for the year	20	(8,472,645)	(2,265,559)
Loss per share – basic and diluted	8	(2.9p)	(0.8p)

Consolidated statement of total recognised gains and losses for the year ended 30 November 2002

	Notes	2002 £	2001 (restated)* £
Loss for the financial year		(8,472,645)	(2,265,559)
Exchange adjustments offset in reserves		(177,397)	117,063
Total recognised gains and losses for the year		(8,650,042)	(2,148,496)
Prior year adjustment	9	(983,679)	-
Total gains and losses recognised since last annual report		(9,633,721)	(2,148,496)

* See Note 9.

All of the results relate to continuing operations.

Consolidated balance sheet 30 November 2002

	Notes	2002 £	2001 (restated)* £
Fixed assets			
Intangible fixed assets	10	4,121,335	4,437,717
Tangible fixed assets	11	7,095,090	3,876,141
		11,216,425	8,313,858
Current assets			
Stock	13	146,402	72,507
Debtors – due within one year	14	788,695	398,875
Cash at bank and in hand		6,583,428	12,846,638
		7,518,525	13,318,020
Creditors: amounts falling due within one year	15	(2,145,890)	(872,253)
Net current assets		5,372,635	12,445,767
Total assets less current liabilities		16,589,060	20,759,625
Creditors: amounts falling due after one year	16	(1,454,041)	-
Debenture – 5% 2 years convertible	17	(3,319,007)	-
Provisions for liabilities and charges	18	(42,753)	(156,074)
Net assets		11,773,259	20,603,551
Share capital and reserves			
Called-up share capital	19	2,901,028	2,897,045
Share premium account	20	20,223,904	20,211,001
Profit and loss account	20	(11,857,685)	(3,207,643)
Equity shareholders' funds	21	11,267,247	19,900,403
Equity minority interests	27	506,012	703,148
Total capital employed		11,773,259	20,603,551

*See Note 9

The financial statements on pages 21 to 42 were approved by the Board of Directors on 29 May 2003 and were signed on its behalf by:

Paul Edwards
Director

Company balance sheet 30 November 2002

	Notes	2002	2001 (restated)*
		£	£
Fixed assets			
Intangible fixed assets	10	33,333	33,333
Tangible fixed assets	11	4,794,727	1,141,711
Investments	12	7,054,675	7,054,675
		11,882,735	8,229,719
Current assets			
Debtors – due within one year	14	746,022	365,393
Cash at bank and in hand		6,537,379	12,698,650
		7,283,401	13,064,043
Creditors: amounts falling due within one year	15	(1,634,450)	(670,160)
Net current assets		5,648,951	12,393,883
Total assets less current liabilities		17,531,686	20,623,602
Creditors: amount falling due after one year	16	(1,454,041)	-
Debenture – 5% 2 years convertible	17	(3,319,007)	-
Provisions for liabilities and charges	18	(42,753)	(156,074)
Net assets		12,715,885	20,467,528
Share capital and reserves			
Called-up share capital	19	2,901,028	2,897,045
Share premium account	20	20,223,904	20,211,001
Profit and loss account	20	(10,409,047)	(2,640,518)
Equity shareholders' funds		12,715,885	20,467,528

* See Note 9

The financial statements on pages 18 to 42 were approved by the Board of Directors on 29 May 2003 and were signed on its behalf by:

Paul Edwards
Director

Consolidated cash flow statement for the year ended 30 November 2002

	Notes	2002 £	2001 (restated)* £
Net cash outflow from operating activities	22	(4,545,261)	(3,230,011)
Returns on investments and servicing of finance	23	169,846	774,331
Capital expenditure	23	(4,082,257)	(813,451)
Acquisitions and disposals	23	-	(6,088,597)
Cash outflow before management of liquid resources and financing		(8,457,672)	(9,357,728)
Management of liquid resources	23	6,287,145	(9,276,997)
Financing	23	2,206,907	1,876
Increase/(decrease) in cash in the year	24	36,380	(18,632,849)

* See Note 9

1 Accounting policies

A summary of the principal accounting policies is set out below. All have been applied consistently throughout the year and the preceding year, with the exception of those in respect of accounting for research and development and deferred taxation. Note 9 sets out the impact of the change in accounting policy in respect of research and development. The change in accounting policy in respect of deferred taxation reflects the adoption of financial reporting standard ("FRS") 19, Deferred Tax. This has had no impact on the financial statements, either for the year to 30 November 2002 or prior years. The additional disclosure requirements are shown in note 5.

a) Basis of preparation

The Directors estimate that cash and short term investments held at the date of approval of the financial statements within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the financial statements. Accordingly, the Directors currently plan to secure additional funds, by raising further finance or by entering into commercial agreements, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is uncertainty over the amount of funds which would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company will be able to obtain such additional funds and therefore that it is appropriate that these financial statements are prepared on the going concern basis. This basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities and which they expect will be concluded within a few weeks of the date of the approval of the financial statements. The financial statements do not include any adjustment that would result if the Company were unsuccessful in raising adequate additional funds.

b) Basis of accounting

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

c) Basis of consolidation

The group accounts consolidate the accounts of GeneMedix plc and its subsidiary undertakings drawn up to 30 November each year. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

d) Intangible fixed assets – research and development

Research expenditure is written off as incurred. During the year, we have reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 "Accounting Policies" to ensure that the policy remains appropriate to the Company's circumstances. In reviewing the treatment of development costs by other similar companies, the Company decided to change its accounting policy on accounting for development expenditure from capitalisation to full write off. Note 9 sets out the impact of the change in this accounting policy.

Patent costs comprising legal fees and other direct costs incurred in obtaining patents are written off in the year of expenditure.

e) Intangible fixed assets – goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 15 years. Provision is made for any impairment.

f) Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Fittings and fixtures	10%
Land and buildings	8%
Plant and machinery	10% and 20%
Office equipment	10% and 20%
Assets in the course of construction	No depreciation until the asset completed.

g) Investments

Except as stated below, fixed asset investments are shown at cost less provision for impairment.

h) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow moving or defective items where appropriate.

i) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

j) Deferred taxation

Provision is made for deferred taxation, using full provision accounting when an event has taken place by the balance sheet data which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19, "Deferred taxation". Deferred tax assets and liabilities are not discounted.

k) Provisions

In accordance with Urgent Issues Task Force Abstract 25 ("National Insurance Contributions on Share Options"), a provision is established based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

l) Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes. Turnover is recognised on despatch in the case of goods for resale.

m) Pensions

A stakeholder pension has been made available to employees, but the individuals are entitled to elect for the Company to make contributions into individual private pension schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable during the year.

n) Leases

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

o) Sale and leaseback arrangements

The Group has entered into certain sale and leaseback transactions whereby the risks and rewards of ownership of the assets concerned have not been substantially transferred to the lessor. The assets subject to these sale and leaseback transactions have been retained on the Group's balance sheet and the proceeds of sales are included within creditors as liabilities under sale and leaseback arrangements. The rent payable by the Group throughout the term of the lease is apportioned first as a partial repayment of the related liabilities and, secondly, as interest charged to profits.

Any increase in rent under the terms of the lease will be charged to profit.

The fixed assets subject to the sale and leaseback arrangements are depreciated on a straight line basis over the period of the initial lease term.

p) Finance costs

Finance costs of debt, non-equity shares and non-equity minority interests are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares and non-equity minority interests are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits.

Finance costs that are directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets. The commencement of capitalisation begins when both finance costs and expenditure for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

q) Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

r) Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the group's investment in such operations, are reported in the statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

s) Derivative financial instruments

The Company's financial instruments comprise cash, liquid resources, trade debtors, trade creditors and convertible debt, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Company's operations.

The Company does not enter into derivative transactions for speculative purposes. It has been, throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised in note 26. These policies have remained unchanged during the year.

2 Segmental information

The Group only has one class of business. Segmental geographic information is set out below.

	UK & Ireland		China		Group	
	2002	2001 (restated)	2002	2001 (restated)	2002	2001 (restated)
	£	£	£	£	£	£
Turnover by destination & origin	-	-	155,566	-	155,566	-
Segment operating loss	(8,169,383)	(2,658,871)	(536,067)	(512,710)	(8,705,450)	(3,171,581)
Segment net assets	9,243,200	17,790,961	2,024,047	2,109,442	11,267,247	19,900,403
Group minority interests	-	-	506,012	703,148	506,012	703,148
	9,243,200	17,790,961	2,530,059	2,812,590	11,773,259	20,603,551

The segmental operating loss for the UK and Ireland includes a £3,250,000 exceptional charge in respect of the licence fee amortised in the year. Details of the licence fee are given in Note 10.

3 Finance income (net)

	2002	2001
	£	£
Interest receivable		
Bank interest receivable	229,641	798,823
Interest payable		
Bank interest payable	(16,623)	(15,432)
5% convertible debenture interest payable	(69,007)	-
Finance lease charge payable	(49,209)	-
	(134,839)	(15,432)

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	2002	2001 (restated)*
	£	£
Auditors' remuneration		
- audit services	23,750	11,050
- non-audit services	23,914	4,600
Research and development	2,009,851	783,578
Depreciation of tangible fixed assets		
- owned	411,921	208,364
- held under finance leases	103,768	-
Amortisation	3,566,382	290,017
Property rentals under operating leases	100,327	28,791

5 Tax on loss on ordinary activities

Tax losses available to be carried forward at 30 November 2002 are estimated at approximately £12 million (2001: £3.2 million), subject to the agreement of the tax authorities. As a result of these tax losses, the Group has a potential deferred tax asset which has not been recognised.

No tax charge was incurred in respect of current or deferred tax in either the year ended 30 November 2002 or the previous year.

The tax assessed for the year differs from the standard rate of UK corporation tax of 30% (2001: 30%). The differences are explained below:

Current tax	2002	2001 (restated)
	£	£
Loss for the year	8,610,648	2,388,190
Loss on ordinary activities multiplied by the standard rate of corporation tax	2,583,194	716,457
Effects of:		
Expenses not deductible for tax purposes	(18,951)	(11,166)
Carry forward of tax losses	(2,938,605)	(831,349)
Difference between capital allowances and depreciation	79,258	126,058
Prior year adjustment	295,104	-
Current tax charge for the year	-	-

Deferred tax

	Provided		Unprovided	
	2002	2001 (restated)	2002	2001 (restated)
	£	£	£	£
Difference between capital allowance and depreciation	-	-	233,934	154,676
Carry forward of tax losses	-	-	(3,727,608)	(789,004)
	-	-	(3,493,674)	(634,328)

6 Staff costs

The aggregate emoluments of the Directors of the Group are set out below:

	2002 £	2001 £
Aggregate emoluments in respect of qualifying services	231,750	181,167
Aggregate group pension contributions to money purchase schemes	10,850	7,671
	242,600	188,838

The aggregate emoluments of the highest-paid Director of the Group are set out below:

	2002 £	2001 £
Emoluments in respect of qualifying services	98,500	80,000
Group pension contributions to money purchase schemes	6,125	4,813
	104,625	84,813

Detailed disclosures of Directors' emoluments are shown on page 15. Details of Directors' interests in share options are also shown on page 15.

Particulars of employees (including Executive Directors) are shown below:

The average monthly number of employees (including Executive Directors) was:

	2002 Number	2001 Number
Production	57	44
Administration and sales	26	16
	83	60

Their aggregate remuneration comprised:

	2002 £	2001 £
Wages and salaries	1,497,586	815,443
Social security costs	137,447	79,341
Pension	90,185	32,660
	1,725,218	927,444

Of the total pension costs above, £nil (2001: £nil) remained unpaid at the year end.

7 Losses of holding company

Of the loss for the financial year, a deficit of £7,768,529 (2001: restated deficit of £1,581,371) is dealt with in the accounts of GeneMedix Plc. The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a profit and loss account for the company alone.

8 Loss per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has two classes of dilutive potential ordinary shares: those share options granted to employees where exercise price is less than the average market price of the Company's ordinary shares during the year and the 5% convertible debenture issued during the year (note 17).

The calculations of loss per share are based on the following losses and numbers of shares.

	Basic and diluted	
	2002	2001 (restated)
	£	£
Loss for the financial year	8,472,645	2,265,559

Weighted average number of shares:	2002 Number of shares	2001 Number of shares
For basic loss per share	289,971,820	289,693,591

Since the Company reported a net loss, diluted loss per share is equal to basic loss per share.

9 Prior year adjustment

The accounts reflect a prior year adjustment in relation to the accounting for development expenditure. Since commencing business the accounting policy of the Company has been to write such expenditure off, except where the Directors are satisfied as to the technical, commercial and financial viability of individual projects. The application of this policy resulted in £983,679 of capitalised development costs in the balance sheet of the Company at 30 November 2001, to be amortised over the relevant period of the commercial production. This policy is consistent with the requirements of SSAP13 "Accounting for Research and Development".

During the current year, management reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 "Accounting Policies", to ensure that the policy remains appropriate to the Company's circumstances. The Board has reviewed the treatment of development costs by other similar companies and believes that expensing development costs as they are incurred is the most appropriate treatment.

The change in the accounting policy resulted in an increase to the net loss for the year, and a decrease in net assets, of £5,259,851 (2001: £783,578).

10 Intangible fixed assets

	Group				Company		
	Know-how £	Licence fee £	Goodwill £	Total £	Licence fee £	Know-how £	Total £
Cost							
Beginning of year [restated]	33,333	-	4,694,401	4,727,734	-	33,333	33,333
Additions	-	3,250,000	-	3,250,000	3,250,000	-	3,250,000
End of year	33,333	3,250,000	4,694,401	7,977,734	3,250,000	33,333	3,283,333
Amortisation							
Beginning of year	-	-	290,017	290,017	-	-	-
Charge for the year	-	3,250,000	316,382	3,566,382	3,250,000	-	3,250,000
End of year	-	3,250,000	606,399	3,856,399	3,250,000	-	3,250,000
Net book amount							
End of year	33,333	-	4,088,002	4,121,335	-	33,333	33,333
Beginning of year	33,333	-	4,404,384	4,437,717	-	33,333	33,333

The licence fee has been capitalised in accordance with FRS 10 'Goodwill and Intangible Assets'. However, due to the early stage nature of the Depofoam development programme, the Directors believe that it is appropriate to immediately write off the intangible asset so created. Accordingly, net operating expenses in the year reflect an exceptional £3,250,000 (2001: £nil) charge relating to the write-off of this asset.

Intangible fixed assets in respect of the capitalised development costs have been restated in accordance with the change in the accounting policy, details of which are set out in note 9. £78,458 of capitalised development costs have been reclassified as tangible fixed assets.

11 Tangible fixed assets

Group	Short term leasehold land and buildings £	Office equipment £	Fixtures and fittings £	Plant and machinery £	Assets in course of construction £	Total £
Cost						
Beginning of year (restated)	2,243,697	117,764	13,281	673,371	1,048,836	4,096,949
Transfers	-	-	-	1,048,836	(1,048,836)	-
Currency translation difference	(191,577)	(3,284)	-	(57,902)	-	(252,763)
Additions	15,757	62,671	88,349	3,797,819	-	3,964,596
End of year	2,067,877	177,151	101,630	5,462,124	-	7,808,782
Depreciation						
Beginning of year	105,796	21,977	2,628	90,407	-	220,808
Currency translation difference	(11,786)	(697)	-	(10,322)	-	(22,805)
Charge for the year	168,415	27,083	3,664	316,527	-	515,689
End of year	262,425	48,363	6,292	396,612	-	713,692
Net book amount						
End of year	1,805,452	128,788	95,338	5,065,512	-	7,095,090
Beginning of year	2,137,901	95,787	10,653	582,964	1,048,836	3,876,141

11 Tangible fixed assets [continued]

Company	Office equipment £	Fixtures and fittings £	Plant and machinery £	Assets in course of construction £	Total £
Cost					
Beginning of year (restated)	79,652	13,281	28,586	1,048,836	1,170,355
Transfers	-	-	1,048,836	(1,048,836)	-
Additions	57,664	88,349	3,764,241	-	3,910,254
End of year	137,316	101,630	4,841,663	-	5,080,609
Depreciation					
Beginning of year	14,629	2,628	11,387	-	28,644
Charge for the year	18,786	3,663	234,789	-	257,238
End of year	33,415	6,291	246,176	-	285,882
Net book amount					
End of year	103,901	95,339	4,595,487	-	4,794,727
Beginning of year	65,023	10,653	17,199	1,048,836	1,141,711

Assets held under finance leases, capitalised and included in plant and machinery:

Group and Company	2002 £	2001 £
Cost	2,070,378	-
Accumulated depreciation	(103,768)	-
	1,966,610	-

Assets in the course of construction in 2001 in both Group and Company have been transferred to Plant and Machinery as the construction was completed in June 2002. £78,458 of capitalised development costs brought forward at the beginning of the year have been reclassified as "Assets in the course of construction".

12 Fixed asset investments

	2002	2001
Company	£	£
Subsidiary undertakings		
Cost and book value	7,054,675	7,054,675

Principal group investments

The parent company has investments in the following subsidiary undertakings that principally affected the profits or net assets of the Group. These subsidiary undertakings have been included in the consolidation.

Subsidiary undertaking	Country of incorporation or principal business address	Principal activity	% Holding
Shanghai GeneMedix Biotechnology Co Ltd (SGB)	People's Republic of China	Therapeutic protein manufacture	75%
GeneMedix Biotech Malaysia Sdn Bhd	Malaysia	Development of intellectual property and manufacturing process	100%

On 21 June 2001 the year the Company incorporated GeneMedix Biotech Malaysia Sdn Bhd in Malaysia, whose principal activity will be the development of intellectual properties and manufacturing processes.

13 Stock

	Group	
	2002	2001
	£	£
Raw materials and consumables	15,277	33,246
Work-in-progress	64,533	25,846
Finished goods and goods for resale	66,592	13,415
	146,402	72,507

The Company held no stock at the balance sheet date (2001: £nil). There is no material difference between the balance sheet value of stocks and their replacement cost.

14 Debtors

	Group 2002	Group 2001	Company 2002	Company 2001
	£	£	£	£
Amounts due within one year				
Trade debtors	160,243	-	-	-
Other debtors	247,774	239,272	216,649	152,580
Amounts owed by group undertakings	-	-	158,947	70,393
Prepayments and accrued income	380,678	159,603	370,426	142,420
	788,695	398,875	746,022	365,393

15 Creditors: amounts falling due within one year

	Group 2002	Group 2001	Company 2002	Company 2001
	£	£	£	£
Bank loan	357,198	-	-	-
Trade creditors	883,622	515,992	847,575	480,854
Taxation and social security	40,894	25,967	40,894	25,208
Obligations under finance leases	378,782	-	378,782	-
Accruals	485,394	330,294	367,199	164,098
	2,145,890	872,253	1,634,450	670,160

16 Creditors: amounts falling due after more than one year

	Group 2002	Group 2001	Company 2002	Company 2001
	£	£	£	£
Convertible debts				
5% convertible unsecured loan notes due 2007	3,250,000	-	3,250,000	-
Interest accruals to 30 November 2003 on				
5% convertible unsecured loan notes	69,007	-	69,007	-
	3,319,007	-	3,319,007	-
Other creditors				
Obligations under finance leases	1,454,041	-	1,454,041	-
	4,773,048	-	4,773,048	-

17 Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term trade creditors and accruals and the equity minority interests.

	Group: Bank loan	Finance leases	Loan notes	Total
	£	£	£	£
In one year or less	357,198	378,782	-	735,980
In more than one year, but not more than two years	-	399,254	-	399,254
In more than two years, but not more than five years	-	1,054,787	3,319,007	4,373,794
	357,198	1,832,823	3,319,007	5,509,028

17 Maturity of financial liabilities [continued]

The bank loans are secured by a fixed charge over the Group's leasehold property and stand-by letter of credit.

The finance leases are secured by the Company's cash deposit and the deposit will be released in line with the repayment of finance leases under the contracts.

The debenture loan represents 5% unsecured loan stock which is convertible at the option of the holder into fully paid ordinary shares of the Company at the range between 29p to 39p per ordinary share up to and including 28 June 2004 and may be redeemed at the option of the issuer during the period from 29 June 2002 to 28 June 2007 at par. Unless previously redeemed or converted, it will be redeemed at par on 28 June 2007.

18 Provisions for liabilities and charges

	Group		Company	
	2002	2001	2002	2001
	£	£	£	£
National Insurance Contributions payable on share options				
Balance as at 1 December	156,074	345,234	156,074	345,234
Release to the profit and loss account	(113,321)	(189,160)	(113,321)	(189,160)
Balance as at 30 November	42,753	156,074	42,753	156,074

Provisions relate to National Insurance Contributions that will become payable on the exercise of share options. The share options can be exercised as shown in Note 21. The amount payable is dependent on the Company's share price at the date of exercise of the options. The provision has been calculated based on the share price at the balance sheet date of 18.75p (2001: 48.5p) and the assumption that all employees will exercise the share options and that the rate of NIC is 11.8% (2001: 12.2%).

19 Share capital

The authorised share capital of the Company and the called-up and fully-paid amounts were as follows:

	2002		2001	
	Number	£	Number	£
Authorised				
Ordinary shares of 1p each	600,000,000	6,000,000	600,000,000	6,000,000
Called-up, issued and fully-paid				
Ordinary shares of 1p each	290,102,752	2,901,028	289,704,502	2,897,045

	1p ordinary shares Number	£
At beginning of year	289,704,502	2,897,045
Issued for cash consideration	398,250	3,983
At end of year	290,102,752	2,901,028

All shares issued during the year related to the exercise of share options. The 1p ordinary shares were issued at a premium of 3.24p per share.

19 Share capital [continued]

Employees have been granted options over shares in the Company under the unapproved share option scheme as follows:

2001 Number	Number of Options lapsed	Number of Options granted	Number of Options exercised	2002 Number	Exercise price	Earliest and latest exercise date
398,250	-	-	(398,250)	-	4.24p	13.01.2002 to 13.01.2010
132,750	-	-	-	132,750	4.24p	12.01.2002 to 13.01.2010
150,000	-	-	-	150,000	63.33p	14.05.2002 to 14.05.2010
30,000	-	-	-	30,000	63.33p	14.08.2000 to 14.05.2010
240,000	-	-	-	240,000	63.33p	14.05.2003 to 14.05.2010
84,000	-	-	-	84,000	63.33p	14.08.2000 to 14.05.2010
336,000	-	-	-	336,000	63.33p	14.05.2003 to 14.05.2010
60,000	-	-	-	60,000	61.67p	17.08.2000 to 17.05.2010
240,000	-	-	-	240,000	61.67p	17.05.2003 to 17.05.2010
7,500	-	-	-	7,500	110.0p	31.10.2000 to 31.07.2010
67,500	-	-	-	67,500	110.0p	31.07.2003 to 31.07.2010
30,000	-	-	-	30,000	90.0p	01.12.2001 to 01.12.2010
270,000	-	-	-	270,000	90.0p	01.12.2003 to 01.12.2010
15,000	-	-	-	15,000	90.0p	04.11.2001 to 16.10.2010
60,000	-	-	-	60,000	90.0p	04.11.2003 to 16.10.2010
40,000	(40,000)	-	-	-	90.0p	15.12.2001 to 15.12.2010
160,000	(160,000)	-	-	-	90.0p	05.12.2003 to 15.12.2010
20,000	-	-	-	20,000	84.5p	02.07.2002 to 02.07.2011
90,000	-	-	-	90,000	84.5p	02.07.2004 to 02.07.2011
90,000	-	-	-	90,000	84.5p	02.07.2006 to 02.07.2011
10,000	-	-	-	10,000	97.0p	21.05.2002 to 21.05.2011
90,000	-	-	-	90,000	97.0p	21.05.2004 to 21.05.2011
8,000	-	-	-	8,000	81.5p	10.08.2002 to 10.08.2011
32,000	-	-	-	32,000	81.5p	10.08.2002 to 10.08.2011
20,000	-	-	-	20,000	87.0p	02.09.2002 to 02.09.2011
100,000	-	-	-	100,000	87.0p	02.09.2004 to 02.09.2011
40,000	-	-	-	40,000	87.0p	02.09.2005 to 02.09.2011
40,000	-	-	-	40,000	87.0p	02.09.2006 to 02.09.2011
-	-	16,667	-	16,667	48.5p	31.12.2005 to 31.12.2012
-	-	16,667	-	16,667	48.5p	31.12.2006 to 31.12.2012
-	-	16,666	-	16,666	48.5p	31.12.2007 to 31.12.2012
-	-	16,667	-	16,667	48.5p	31.12.2005 to 31.12.2012
-	-	16,667	-	16,667	48.5p	31.12.2006 to 31.12.2012
-	-	16,666	-	16,666	48.5p	31.12.2007 to 31.12.2012
-	-	16,667	-	16,667	48.5p	31.12.2005 to 31.12.2012
-	-	16,667	-	16,667	48.5p	31.12.2006 to 31.12.2012
-	-	16,666	-	16,666	48.5p	31.12.2007 to 31.12.2012
-	-	8,333	-	8,333	48.5p	31.12.2005 to 31.12.2012
-	-	8,333	-	8,333	48.5p	31.12.2006 to 31.12.2012
-	-	8,334	-	8,334	48.5p	31.12.2007 to 31.12.2012
-	-	8,333	-	8,333	48.5p	31.12.2005 to 31.12.2012

19 Share capital [continued]

2001 Number	Number of Options lapsed	Number of Options granted	Number of Options exercised	2002 Number	Exercise price	Earliest and latest exercise date
-	-	8,333	-	8,333	48.5p	31.12.2006 to 31.12.2012
-	-	8,334	-	8,334	48.5p	31.12.2007 to 31.12.2012
-	-	15,000	-	15,000	49.75p	10.12.2002 to 10.12.2011
-	-	60,000	-	60,000	49.75p	10.12.2004 to 10.12.2011
-	-	7,500	-	7,500	47.5p	04.02.2003 to 04.02.2012
-	-	67,500	-	67,500	47.5p	04.02.2005 to 04.02.2012
-	-	10,000	-	10,000	39.5p	12.11.2002 to 12.11.2011
-	-	90,000	-	90,000	39.5p	12.11.2004 to 12.11.2011
-	-	4,500	-	4,500	46.0p	17.12.2002 to 17.12.2011
-	-	40,500	-	40,500	46.0p	17.12.2004 to 17.12.2011
-	-	4,500	-	4,500	47.5p	02.01.2003 to 02.01.2012
-	-	40,500	-	40,500	47.5p	02.01.2005 to 02.01.2012
-	-	4,500	-	4,500	47.5p	04.01.2003 to 04.01.2012
-	-	40,500	-	40,500	47.5p	04.01.2005 to 04.01.2012
-	-	15,000	-	15,000	47.5p	07.01.2003 to 07.01.2012
-	-	60,000	-	60,000	47.5p	07.01.2005 to 07.01.2012
-	-	15,000	-	7,500	46.0p	28.01.2003 to 28.01.2012
-	-	60,000	-	67,500	46.0p	28.01.2005 to 28.01.2012
-	-	2,500	-	2,500	43.5p	08.04.2003 to 08.04.2012
-	-	22,500	-	22,500	43.5p	08.04.2005 to 08.04.2012
-	-	3,500	-	3,500	44.0p	22.04.2003 to 22.04.2012
-	-	31,500	-	31,500	44.0p	22.04.2005 to 22.04.2012
-	-	3,500	-	3,500	44.0p	15.04.2003 to 15.04.2012
-	-	31,500	-	31,500	44.0p	15.04.2005 to 15.04.2012
-	-	3,500	-	3,500	40.0p	20.05.2003 to 20.05.2012
-	-	31,500	-	31,500	40.0p	20.05.2005 to 20.05.2012
-	-	3,500	-	3,500	43.0p	04.06.2003 to 04.06.2012
-	-	31,500	-	31,500	43.0p	04.06.2005 to 04.06.2012
-	-	4,500	-	4,500	24.0p	22.07.2003 to 22.07.2012
-	-	40,500	-	40,500	24.0p	22.07.2005 to 22.07.2012
-	-	4,500	-	4,500	18.0p	06.08.2003 to 06.08.2012
-	-	40,500	-	40,500	18.0p	06.08.2005 to 06.08.2012
-	-	4,000	-	4,000	17.0p	01.08.2003 to 01.08.2012
-	-	36,000	-	36,000	17.0p	01.08.2005 to 01.08.2012
-	-	4,000	-	4,000	46.5p	19.02.2003 to 19.02.2012
-	-	36,000	-	36,000	46.5p	19.02.2005 to 19.02.2012
2,861,000	(200,000)	1,070,000	(398,250)	3,332,750		

20 Reserves

The movements on reserves during the year were as follows:

Group	Share premium account £	Profit and loss account (restated) £
At beginning of year	20,211,001	(2,223,964)
Prior year adjustment – see note 9	-	(983,679)
At beginning of year as restated	20,211,001	(3,207,643)
Issue of shares	12,903	-
Loss for the year	-	(8,472,645)
Exchange difference offset in reserves	-	(177,397)
At end of year	20,223,904	(11,857,685)

Company	Share premium account £	Profit and loss account (restated) £
At beginning of year	20,211,001	(1,656,839)
Prior year adjustment – see note 9	-	(983,679)
At beginning of year as restated	20,211,001	(2,640,518)
Issue of shares	12,903	-
Loss for the year	-	(7,768,529)
At end of year	20,223,904	(10,409,047)

21 Movement on equity group shareholders' funds

	2002 £	2001 (restated) £
Loss for the financial year	(8,472,645)	(2,265,559)
(Loss)/gain on exchange adjustments offset in reserves	(177,397)	117,063
Proceeds of share issues	16,886	1,876
Net (decrease) increase in equity shareholders' funds	(8,633,156)	(2,146,620)
*Opening equity shareholders' funds**	19,900,403	22,047,023
Closing equity shareholders' funds	11,267,247	19,900,403

*Originally £20,884,082 before deducting a prior year adjustment of £983,679 (see note 9).

22 Reconciliation of group operating loss to net cash outflow from operating activities

	2002	2001 (restated)
	£	£
Operating loss	(8,705,450)	(3,171,581)
Depreciation	515,689	201,346
Amortisation	3,566,382	290,017
Increase in stock	(73,895)	(66,656)
Increase in debtors	(374,816)	(69,578)
Increase/(decrease) in creditors	640,150	(224,399)
(Decrease)/increase in provisions (NIC payable on share options)	(113,321)	(189,160)
Net cash outflow from operating activities	(4,545,261)	(3,230,011)

23 Analysis of cash flow

Return on investments and servicing of finance	2002	2001 (restated)
	£	£
Interest received	214,638	789,763
Interest paid	(13,378)	(15,432)
Interest element of finance lease rentals	(31,414)	-
	169,846	774,331
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(4,082,257)	(813,670)
Acquisitions and disposals		
Purchase of subsidiary undertakings	-	(5,300,787)
Net overdraft acquired with subsidiary	-	(787,810)
	-	(6,088,597)
Financing		
Issue of ordinary share capital	16,886	1,876
Bank loan	357,198	-
Cash received on inception of finance leases	2,070,378	-
Capital element of finance lease payments	(237,555)	-
	2,206,907	1,876
Management of liquid resources		
Movement in cash placed on term deposit	(6,287,145)	9,276,997

23 Analysis of cash flow [continued]

Analysis of net funds

	1 December 2001 £	Cashflow £	Other £	Exchange Movement £	30 November 2002 £
Cash	219,641	36,380	-	(10,175)	245,846
Liquid resources*	12,626,997	(6,287,145)	-	(2,270)	6,337,582
Loan – due within one year	-	(357,198)	-	-	(357,198)
Debenture due after one year	-	-	(3,250,000)	-	(3,250,000)
Finance leases	-	(1,832,823)	-	-	(1,832,823)
Net funds	12,846,638	(8,440,786)	(3,250,000)	(12,445)	1,143,407

* Liquid resources represent cash deposits of £4,504,759 placed on money market at call, weekly and monthly terms and bank deposits of £1,832,823 held as security against the finance leases and only can be drawn down in line with the repayments of the finance leases.

24 Reconciliation of net cash flow to movement in net funds

	2002 £	2001 £
Increase/(decrease) in cash in the year	36,380	(18,632,849)
Cash inflow from increase in debts and lease financing	(2,190,021)	-
Cash inflow from movement in liquid resources	(6,287,145)	9,276,997
Movement in net funds in the year	(8,440,786)	(9,355,852)
Non-cash issue of debenture	(3,250,000)	-
Translation difference	(12,445)	944
Net funds at start of year	12,846,638	22,201,546
Net funds at end of year	1,143,407	12,846,638

Major non-cash transactions included the following:

a) During the year, the Company issued 5% convertible unsecured loan stock at par, as consideration for the purchase of a licence, to be converted at the option of the holder into fully paid shares in the company. The nominal value of the loan stock amounts to £3,250,000. Further details of this transaction are given in notes 10 and 17.

b) As part of the funding for the Irish manufacturing plant, the Company drew down £2,070,378 in the year under a sale and leaseback arrangement with a major Irish bank.

25 Financial commitments

a) Operating leases

Annual commitments under non-cancellable operating leases for both the Group and Company are as follows:

	Land and buildings	
	2002	2001
	£	£
Expiring in less than one year	4,722	12,000
Expiring between two and five years	8,037	938
Expiring after five years	189,749	115,122
	202,508	128,060

Capital commitments are as follows:

	Group		Company	
	2002	2001	2002	2001
	£	£	£	£
Contracted for but not provided				
Finance lease entered into	217,920	-	217,920	-
Other	225,706	3,273,235	225,706	3,273,235
	443,626	3,273,235	443,626	3,273,235

b) Sale and leaseback agreements

In the normal course of its activities, the Group has entered into a number of sale and leaseback agreements, which include options for the Group to repurchase the leased plant and machinery. The current agreements were entered in to during the year. The leases have durations of 5 years but may be renewed at the Group's option. The lessors have no rights to require repurchase by the Group. Under current accounting practice, these leases are treated as finance leases and the profit and loss account is charged with the interest element of the payments made in each accounting period.

26 Financial instruments

The financial risks faced by the Group include interest rate risk, currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources for Group operations through financing arrangements for capital assets and through the issue of shares, debt instruments and other financing instruments.

The Group's policy is to raise cash when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time. These instruments have included shares, convertible loan stock, fixed rate loans, short-term bridge finance and bank overdrafts.

The Group does not currently consider it necessary to use derivative financial instruments to hedge exposures to fluctuations in interest and foreign exchange rates as these exposures are not considered significant. However, the Group does use borrowings in foreign currency to fund capital expenditure in the same foreign currency where it is appropriate to do so.

These objectives, policies and strategies are consistent with those in previous years. The balance sheet positions at 30 November 2002 and 30 November 2001 are not necessarily representative of the position throughout the period as cash and short term investments fluctuate considerably depending on when fund raising activities have occurred.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 "Derivatives and other financial instruments". As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

26 Financial instruments [continued]

a) Currency exposures

The Group's objective in managing its structural currency exposures from its foreign currency expenditure is to maintain a low cost of borrowings, which provides a natural hedge against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's currency exposures, being those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating currency of the operating unit involved. As at 30 November 2002 these exposures were as follows:

Functional currency of Group operation	*Net foreign currency liabilities**			
	Sterling	Euro	Chinese Renminbi	Total
	£	£	£	£
Sterling	-	2,279,662	-	2,279,662
Euro	-	-	-	-
Chinese Renminbi	-	-	-	-
Total	-	2,279,662	-	2,279,662

* comprising net trade debtors and creditors

There was no transactional currency exposure in 2001.

b) Interest rate profile

The Group has no financial assets other than the following:

	2002			2001		
	Cash at bank and in hand	Short-term investments	Total	Cash at bank and in hand	Short-term investments	Total
	£	£	£	£	£	£
Currency						
Sterling	19,013	4,268,992	4,288,005	98,650	12,600,000	12,698,650
Euro	192,233	2,057,141	2,249,374	-	-	-
Other currencies	34,600	11,449	46,049	120,991	26,997	147,988
At 30 November	245,846	6,337,582	6,583,428	219,641	12,626,997	12,846,638
Floating rate	245,846	-	245,846	219,641	-	219,641
Fixed rate	-	6,337,582	6,337,582	-	12,626,994	12,626,994

26 Financial instruments [continued]

The fixed rate cash and short-term investments in sterling were placed with banks for between at-call and three months and earn interest of between 2.56% and 3.46% (2001: 1.87% and 3.63%). Floating rate cash earns interest based on relevant national LIBID equivalents.

The Group's liabilities, other than short-term liabilities that have been excluded, comprise four categories: convertible debt, bank loans, finance leases, and provisions.

Convertible debt

As at 30 November 2002 the Group had 5% convertible loan stock of £3,250,000 (2001: £nil), upon which interest of £69,007 (2001: £nil) had accrued by the end of the year. At that date all loan stock was classified as non-instalment debt repayable in more than two years, but not more than five years. Full details of this liability are given in Note 17. The convertible debt is denominated in Sterling.

Bank loan

Bank loans amounting to £357,198 (2001: £nil) were outstanding at 30 November 2002. These are subject to a weighted average interest rate of 6.2%. The balance is subject to repayment by instalment over a twelve-month period and repayable on demand. Interest of £3,245 was accrued in respect of these balances at the year end. Bank loans are denominated in Chinese Renminbi.

Finance leases

At 30 November 2002 the Group had an outstanding balance of £1,832,823 (2001: £nil) in respect of sale and leaseback agreements. The overall arrangement is divided into a number of separate lease tranches, incurring a weighted average fixed interest rate of 5% and due to expire between 26 September 2006 and 27 March 2007. Finance lease obligations are denominated in Euros.

No further amounts were available for further draw down under these agreements at the balance sheet date.

Provision for National Insurance

The provision for National Insurance of £42,753 (2001: £156,074) is a financial liability in sterling on which no interest is paid. Maturity depends on when certain share options are exercised. Provision for National Insurance is denominated in Sterling.

c) *Fair value of financial assets and liabilities*

There is no difference between the fair value and the carrying value of bank and cash balances, short-term investments, loans and obligations under finance lease agreements. Carrying values approximate to fair values because of the short maturity periods of these financial instruments.

The fair value of the provision for National Insurance Contributions is £42,753 (2001: £156,074), and is the same as the carrying value, as this is the amount that would have been payable if the liability had crystallised at the balance sheet date.

The 5% convertible loan stock had a carrying value of £3,319,007 (2001: £nil) at 30 November 2002. At that date it was not practical to estimate fair value with sufficient reliability, as the instrument was unique to the Group that had no other form of debt. The future cash flows associated with the loan stock were difficult to predict with any degree of reliability, as they were wholly dependent upon whether it was converted into shares or redeemed at par.

27 Minority interests

	2002 £	2001 £
At beginning of year	703,148	-
Loss on ordinary activities after taxation	(138,003)	(122,631)
Acquisition of subsidiary undertaking	-	302,128
Additional capital contributions	-	484,630
Gain on foreign currency translation	(59,133)	39,021
At end of year	506,012	703,148

28 Related party transactions

The Company has taken the exemption available under FRS8 not to disclose transactions with group companies held for the entire period.

29 Controlling party

The Group is controlled by Dr Kim Tan, by virtue of his holding of 53.9% of the ordinary share capital of the Company.

30 Post balance sheet event

On 10 April 2003, the Company issued 4% convertible loan notes to gain access through a collaboration with Antibioticos Group of Milan, Italy to three new proteins – IFN beta, G-CSF and HGH; and committed capital contributions in instalments up to €6.25 million in to a Joint Venture to set up a European manufacturing facility with the same company.

The debenture loan represents 4% unsecured loan notes, which is convertible at the option of the holder into between 24.8 million and 33.1 million fully paid ordinary shares in December 2003 and December 2004. The capital contribution will be made in a number of equal instalments in the period from mid 2003 to early 2005.

GeneMedix plc

Notice of Annual General Meeting
Of GeneMedix plc

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 2.00 pm on Thursday 26 June 2003 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1. To receive the audited accounts of the Company for the financial year ended 30 November 2002, the Directors' report and the Auditors' report on those accounts.

2. To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2002.

3. To reappoint Gordon Mylchreest, who is retiring by rotation in accordance with the Company's Articles of Association and, being eligible, offers himself for re-election.

4. To reappoint Fong Kwok Jen, who is retiring by rotation in accordance with the Company's Articles of Association and, being eligible, offers himself for re-election.

5. To reappoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited accounts are laid and to authorise the Directors to fix their remuneration.

Dated 29 May 2003

By order of the Board
Julian Attfield
Secretary

Registered Office:
Rosalind Franklin House
Fordham Road
Newmarket
CB8 7XN

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.
2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.
3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.
4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.
5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members by 6.00 pm on Tuesday 24 June 2003.

Explanatory Notes to the 2003 AGM Notice dated 26 June 2003

Resolution 1: Accounts

For each financial year the Directors are required to present the audited accounts, the Directors' report and the Auditors' report to the shareholders at a general meeting.

Once the resolution to receive the accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Directors' remuneration policy

Shareholders are asked to vote on the remuneration policy for Directors. The policy is contained in the report on Directors' remuneration on pages 14 to 15 of the report and accounts.

The Combined Code asks boards to consider each year whether the circumstances are such that shareholders should be invited at the Annual General Meeting to vote to approve the remuneration policy for Directors. As the Company's financial year ends on 30 November, the new remuneration regulations do not apply, but the Directors consider it appropriate that the shareholders should vote to approve the remuneration policy, as this policy facilitates accountability and transparency.

Resolutions 3 and 4: Reappointment of Directors

The Articles of Association state that a proportion of the Directors must retire at each Annual General Meeting. Accordingly Gordon Mylchreest and Fong Kwok Jen retire at this AGM and, being eligible, offer themselves for re-election. Biographical details of the Directors and particulars of their service contracts with the Company are set out in the report and accounts.

Resolution 5: Reappointment of auditors

At each Annual General Meeting the Company is required to appoint auditors to serve until such next meeting. The Company's present auditors, PricewaterhouseCoopers LLP, have said that they are willing to continue in office for a further year. Resolution 5 proposes their reappointment and that, in accordance with normal practice, the Directors should be authorised to agree their fees.

www.genemedix.com

world class **medicines** within **global** reach

Rosalind Franklin House
Fordham Road
Newmarket
CB8 7XN

